

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CATERPILLAR®

FORM 8-K/A

AMENDMENT NO. 1 TO
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: April 7, 2009
Date of earliest event reported: March 31, 2009

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	37-0602744
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	61629
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (309) 675-1000

Former name or former address, if changed since last report: N/A

Check the appropriate box below if the Form 8-K/A filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

- ☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
- ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)
- ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
- ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE

Caterpillar Inc. ("Company") filed a Current Report on Form 8-K ("Original Form 8-K") with the Securities and Exchange Commission on April 6, 2009, disclosing the entry into a 364-Day Credit Agreement (the "364-Day Facility") under Item 1.01(a). This Amendment No. 1 is being filed to amend the disclosure regarding the 364-Day Facility under Items 1.01(a), 2.03 and 9.01(d) of the Original Form 8-K to reflect the agreed total commitment of US$1.375 billion under the 364-Day Facility rather than approximately US$1.3 billion stated in the Original Form 8-K as a result of the addition of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as a party to the 364-Day Facility. Accordingly, this Amendment No. 1 hereby amends and restates Items 1.01(a), 2.03 and 9.01(d) of the Original Form 8-K as follows:

Item 1.01.   Entry into a Material Definitive Agreement.

(a)   Creation of a Revolving Credit Facility

On March 31, 2009, Caterpillar Inc. entered into a Credit Agreement (the "364-Day Facility") among Caterpillar Inc. and Caterpillar Financial Services Corporation ("Borrowers"), certain financial institutions named therein ("Banks") and Citibank, N.A. ("Administrative Agent") that provides for an unsecured aggregate revolving credit facility to the Borrowers of approximately US$1.375 billion ("Aggregate Commitment") and expires on March 30, 2010.

The 364-Day Facility serves as an alternative source of funds for general corporate purposes, if necessary, for the Borrowers. The Borrowers have not drawn on the 364-Day Facility.

The 364-Day Facility contains customary representations and warranties, covenants and events of default that may allow the Banks to, among other things, (i) terminate the commitments made under the 364-Day Facility, or (ii) to the extent advances are made under the 364-Day Facility, accelerate the payment obligations thereunder. The 364-Day Facility is subject to customary conditions precedent and payment of certain facility fees in quarterly arrears. Borrowings under the 364-Day Facility bear interest at an adjusted applicable rate based on specified types of advances (i.e., US Dollar or Euro advances), plus a certain applicable margin.

Some of the Banks, as well as certain of their respective affiliates, have performed, and may in the future perform, for the Borrowers, various commercial banking, investment banking, underwriting and other financial advisory services, for which they have received, and will receive, customary fees and expenses.

The foregoing description of the 364-Day Facility is a summary and is qualified in its entirety by the terms and provisions of the 364-Day Facility and the Notice of Bank Addition and the Assumption and Acceptance, both dated April 7, 2009, adding The Bank of Tokyo-Mitsubishi UFJ, Ltd. as a party to the 364-Day Credit Facility for a US$75 million commitment, filed, respectively as Exhibits 99.1 and 99.2 to this report, and incorporated herein by reference.

Cautionary Statement

The 364-Day Facility has been included to provide investors with information regarding its terms. Except for its status as a contractual document that establishes and governs the legal relations among the parties thereto with respect to the transaction described in this Form 8-K, the 364-Day Facility is not intended to be a source of factual, business or operational information about the parties.

The representations, warranties, covenants and agreements made by the parties in the 364-Day Facility are made and valid as of the execution date of the 364-Day Facility. In addition, certain of the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders. Representations and warranties may be used as a tool to allocate risks between the respective parties to the 364-Day Facility, including where the parties do not have complete knowledge of all the facts. Investors are not third-party beneficiaries under the Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their affiliates.

Item 2.03.   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01(a) of this report is hereby incorporated into the Item 2.03 by reference.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits:

99.1   364-Day Credit Agreement
99.2   Notice of Bank Addition and Assumption and Acceptance dated April 7, 2009 adding The Bank of Tokyo-Mitsubishi UFJ, Ltd. as a party to the 364-Day Credit Agreement

****

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

By: */s/ James B. Buda*

Dated: April 7, 2009   James B. Buda
                Vice President, General Counsel and Secretary

EXHIBIT 99.1

CREDIT AGREEMENT
(364-Day Facility)

Dated as of March 31, 2009

Among

CATERPILLAR INC.,

and

CATERPILLAR FINANCIAL SERVICES CORPORATION,
<u>as Borrowers</u>,

THE FINANCIAL INSTITUTIONS NAMED HEREIN,
<u>as Banks</u>,

CITIBANK, N.A.,
<u>as Administrative Agent</u>,

and

COMMERZBANK AG, NEW YORK AND GRAND CAYMAN BRANCHES
and
SOCIÉTÉ GÉNÉRALE,
<u>as Co-Syndication Agents</u>

and

CITIGROUP GLOBAL MARKETS INC.,
COMMERZBANK AG, NEW YORK AND GRAND CAYMAN BRANCHES,
and
SG AMERICAS SECURITIES LLC,
<u>as Joint Lead Arrangers and Joint Bookrunners</u>

TABLE OF CONTENTS

ARTICLE I DEFINITIONS AND ACCOUNTING TERMS 1
    SECTION 1.01. Certain Defined Terms 1
    SECTION 1.02. Computation of Time Periods 13
    SECTION 1.03. Accounting Terms 13
ARTICLE II AMOUNTS AND TERMS OF THE ADVANCES..13
    SECTION 2.01. The Revolving Credit Advances 13
    SECTION 2.02. Making the Revolving Credit Advances...13
    SECTION 2.03. Voluntary Conversion or Continuation of Term Loan Advances................16
    SECTION 2.04. Fees. 17
    SECTION 2.05. Reduction of the Commitments; Bank Additions 19
    SECTION 2.06. Repayment of Advances 21
    SECTION 2.07. Interest on Advances...21
    SECTION 2.08. Interest Rate Determination 24
    SECTION 2.09. Prepayments of Advances 24
    SECTION 2.10. Increased Costs; Capital Adequacy; Illegality 25
    SECTION 2.11. Payments and Computations..27
    SECTION 2.12. Taxes 28
    SECTION 2.13. Sharing of Payments, Etc 29
    SECTION 2.14. Tax Forms 29
    SECTION 2.15. Market Disruption; Denomination of Amounts in Dollars. 30
    SECTION 2.16. Term Loan Election 31
ARTICLE III CONDITIONS OF LENDING 32
    SECTION 3.01. Conditions Precedent to Initial Advances...32
    SECTION 3.02. Conditions Precedent to Each Borrowing...33
    SECTION 3.03. Conditions Precedent to Certain Borrowings..33
ARTICLE IV REPRESENTATIONS AND WARRANTIES 34
    SECTION 4.01. Representations and Warranties of the Borrowers.....................................34
    SECTION 4.02. Additional Representations and Warranties of CFSC................................36
ARTICLE V COVENANTS OF THE BORROWERS..36
    SECTION 5.01. Affirmative Covenants..36
    SECTION 5.02. Negative Covenants 38
    SECTION 5.03. Financial Covenant of Caterpillar...39
    SECTION 5.04. Financial and Other Covenants of CFSC...39
ARTICLE VI EVENTS OF DEFAULT..40
    SECTION 6.01. Events of Default 40
ARTICLE VII AGENCY 43
    SECTION 7.01. Appointment and Authority 43
    SECTION 7.02. Administrative Agent Individually 43
    SECTION 7.03. Duties of Administrative Agent; Exculpatory Provisions...........................44
    SECTION 7.04. Reliance by Administrative Agent...45
    SECTION 7.05. Delegation of Duties 45
    SECTION 7.06. Resignation of Administrative Agent 45
    SECTION 7.07. Non-Reliance on Administrative Agent and Other Banks...........................46

TABLE OF CONTENTS

SECTION 7.08. No Other Duties, etc...47
SECTION 7.09. Indemnification 47
ARTICLE VIII MISCELLANEOUS 48
SECTION 8.01. Amendments, Etc..48
SECTION 8.02. Notices; Communications, Etc..48
SECTION 8.03. No Waiver; Remedies 51
SECTION 8.04. Costs, Expenses and Taxes 51
SECTION 8.05. Right of Set-off 52
SECTION 8.06. Binding Effect...53
SECTION 8.07. Assignments and Participations. 53
SECTION 8.08. Governing Law; Submission to Jurisdiction; Service of Process. 55
SECTION 8.09. Caterpillar as Agent for the Borrowers 56
SECTION 8.10. Judgment Currency 56
SECTION 8.11. Execution in Counterparts...56
SECTION 8.12. Waiver of Jury Trial 56
SECTION 8.13. USA Patriot Act Notification...56
SECTION 8.14. Confidentiality 57
SECTION 8.15. Treatment of Information..58

EXHIBITS

Exhibit A	Form of Note
Exhibit B-1	Notice of Revolving Credit Borrowing
Exhibit B-2	Notice of Bank Addition
Exhibit C-1	Form of Assignment and Acceptance
Exhibit C-2	Form of Assumption and Acceptance
Exhibit D	Form of Opinion of Counsel for each of Caterpillar and CFSC
Exhibit E	Form of Opinion of Special New York Counsel to the Administrative Agent
Exhibit F-1	Form of Compliance Certificate (Caterpillar)
Exhibit F-2	Form of Compliance Certificate (CFSC)

CREDIT AGREEMENT
(364-Day Facility)

Dated as of March 31, 2009

Caterpillar Inc., a Delaware corporation ("Caterpillar"), Caterpillar Financial Services Corporation, a Delaware corporation ("CFSC"), the financial institutions listed on the signature pages hereof and those financial institutions that become "Added Banks" pursuant to Section 2.05(c), in each case together with their respective successors and assigns (the "Banks"), and Citibank, N.A. ("Citibank"), as administrative agent (the "Administrative Agent") for the Banks hereunder, agree as follows:

ARTICLE I
DEFINITIONS AND ACCOUNTING TERMS

SECTION 1.01. Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"Accumulated Other Comprehensive Income" means for CFSC on any date of determination the aggregate amount, as such amount appears in CFSC's financial statements, compiled in accordance with generally accepted accounting principles, of (x) CFSC's translation adjustments related to its foreign currency transactions and (y) adjustments to the market value of CFSC's derivative instruments, as such amounts are required to appear in CFSC's financial statements pursuant to FASB 133.

"Activities" has the meaning specified in Section 7.02(b).

"Added Bank" means any Bank which becomes a Bank hereunder, or whose Commitment is increased (to the extent of such increase), pursuant to an Assumption and Acceptance as provided in Section 2.05(c).

"Administrative Agent's Group" has the meaning specified in Section 7.02(b).

"Administrative Questionnaire" means an Administrative Questionnaire in a form supplied by the Administrative Agent.

"Advance" means a Revolving Credit Advance or a Term Loan Advance. Each Advance shall be a Base Rate Advance or a Eurocurrency Rate Advance, each of which shall be a "Type" of Advance.

"Affiliate" means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

"Agreed Currencies" means (i) Dollars, (ii) so long as such currency remains an Eligible Currency, Pounds Sterling, Swiss Francs and euro, and (iii) any other Eligible Currency which the Borrowers request the Administrative Agent to include as an Agreed Currency hereunder and which is acceptable to each Bank with a Commitment; provided, that the Administrative Agent shall promptly notify each Bank of each such request and each such Bank shall be deemed not to have agreed to each such request unless its written consent thereto has been received by the Administrative Agent within five (5) Business Days from the date of such notification by the Administrative Agent to such Bank.

"Agreement" means this Credit Agreement (364-Day Facility) as it may from time to time be further amended, restated, supplemented or otherwise modified from time to time.

"Applicable Base Rate Margin" has the meaning specified in Section 2.07(a).

"Applicable Eurocurrency Margin" has the meaning specified in Section 2.07(b).

"Applicable Lending Office" means, with respect to each Bank, such Bank's Domestic Lending Office, in the case of a Base Rate Advance, and such Bank's Eurocurrency Lending Office, in the case of a Eurocurrency Rate Advance.

"Approved Electronic Communications" means each Communication that any Borrower is obligated to, or otherwise chooses to, provide to the Administrative Agent pursuant to this Agreement or the transactions contemplated herein, including any financial statement, financial and other report, notice, request, certificate and other information material; provided, however, that, solely with respect to delivery of any such Communication by any Borrower to the Administrative Agent and without limiting or otherwise affecting either the Administrative Agent's right to effect delivery of such Communication by posting such Communication to the Approved Electronic Platform or the protections afforded hereby to the Administrative Agent in connection with any such posting, "Approved Electronic Communication" shall exclude (i) any notice that relates to a request for an extension of credit (including any election of an interest rate or Interest Period relating thereto), (ii) any notice of Conversion, Redenomination or continuation, and any other notice, demand, communication, information, document and other material relating to a request for a new, or a Conversion, Redenomination or continuation of an existing, Advance, (iii) any notice pursuant to Section 2.09 and any other notice relating to the payment of any principal or other amount due under this Agreement prior to the scheduled date therefor, (iv) all notices of any Event of Default or unmatured Event of Default, (iv) any notice, demand, communication, information, document and other material required to be delivered to satisfy any of the conditions set forth in Article III or any other condition to any Advance or other extension of credit hereunder or any condition precedent to the effectiveness of this Agreement and (v) service of process.

"Approved Electronic Platform" has the meaning specified in Section 8.02(d).

"Assignment and Acceptance" means an assignment and acceptance entered into by an assigning Bank and an assignee, and accepted by the Administrative Agent, in accordance with Section 8.07 and in substantially the form of Exhibit C-1 hereto.

"Assumption and Acceptance" means an assumption and acceptance executed by an Added Bank and the Borrowers, and accepted by the Administrative Agent, in accordance with Section 2.05(c) and in substantially the form of Exhibit C-2 hereto.

"Available Commitment" means, as to any Bank at any time, such Bank's Commitment at such time minus the aggregate Dollar Amount of such Bank's outstanding Revolving Credit Advances.

"Bank" has the meaning specified in the introductory paragraph hereof. To the extent applicable, any reference to a Bank or the Banks includes a reference to its Affiliate, branch or agency.

"Bank Addition" has the meaning specified in Section 2.05(c).

"Bank Appointment Period" has the meaning specified in Section 7.06.

"Base Rate" means, for any date during any Interest Period or any other period, a fluctuating interest rate per annum as shall be in effect from time to time which rate per annum shall at all times be equal to the highest of:

　　(a) the rate of interest announced publicly by Citibank in New York, New York, and in effect on such date, as Citibank's base rate; or

　　(b) the sum (adjusted to the nearest 1/4 of one percent or, if there is no nearest 1/4 of one percent, to the next higher 1/4 of one percent) of (i) 1/2 of one percent per annum, plus (ii) the rate per annum obtained by dividing (A) the latest three-week moving average of secondary market morning offering rates in the United States for three-month certificates of deposit of major United States money market banks, such three-week moving average being determined weekly on each Monday (or, if any such day is not a Business Day, on the next succeeding Business Day) for the three-week period ending on the previous Friday by Citibank on the basis of such rates reported by certificate of deposit dealers to and published by the Federal Reserve Bank of New York or, if such publication shall be suspended or terminated, on the basis of quotations for such rates received by Citibank from three New York certificate of deposit dealers of recognized standing selected by Citibank by (B) a percentage equal to 100% minus the average of the daily percentages specified during such three-week period by the Board of Governors of the Federal Reserve System (or any successor) for determining the maximum reserve requirement (including, but not limited to, any emergency, supplemental or other marginal reserve requirement) for Citibank in respect of liabilities consisting of or including (among other liabilities) three-month U.S. dollar nonpersonal time deposits in the United States, plus (iii) the average during such three-week period of the annual assessment rates estimated by Citibank for determining the then current annual assessment payable by Citibank to the Federal Deposit Insurance Corporation (or any successor) for insuring U.S. dollar deposits of Citibank in the United States; or

　　(c) 1/2 of one percent above the Federal Funds Rate as in effect on such date; or

　　(d) as long as none of the conditions described in Section 2.10(c) or (d) shall exist, the Eurocurrency Rate for a Borrowing in Dollars on such date for a one-month Interest Period (or if such date is not a Business Day, on the preceding Business Day), plus 1%; provided that, for the avoidance of doubt, the Eurocurrency Rate for any day shall be based on the Reuters Screen LIBOR01 Page (or on any successor or substitute page) at approximately 11:00 a.m. London time on such day.

"Base Rate Advance" means an Advance in Dollars which bears interest as provided in Section 2.07(a).

"Board of Directors" means either the board of directors of a Borrower or any duly authorized committee of that board.

"Borrower" means each of Caterpillar and CFSC, and "Borrowers" means both of the foregoing.

"Borrower Agent" has the meaning specified in Section 8.09.

"Borrowing" means a Revolving Credit Borrowing or a borrowing composed of Term Loan Advances.

"BTMU" means The Bank of Tokyo-Mitsubishi UFJ, Ltd.

"Business Day" means a day of the year (i) on which banks are not required or authorized to close in New York City or Chicago, Illinois, (ii) if the applicable Business Day relates to any Eurocurrency Rate Advance, on which dealings are carried on in the London interbank market and (iii) if the applicable Business Day relates to any Eurocurrency Rate Advance in euro or any other Agreed Currency other than Dollars or Pounds Sterling, a day on which dealings are carried on in the London interbank market and on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is operating or, as the case may be, on which banks and foreign exchange markets are open for business in the principal financial center for the Agreed Currency concerned.

"Capitalization" means, as at any date, the sum of (i) Caterpillar Consolidated Debt at such date, plus (ii) stockholders' equity (including preferred stock) of Caterpillar at such date.

"Caterpillar Consolidated Debt" means, as at any date, the aggregate Debt of Caterpillar and its Subsidiaries (other than CFSC) at such date.

"Caterpillar Purchase Claims" means the outstanding liens on or claims against or in respect of any of the accounts receivable of Caterpillar or any of its Subsidiaries (excluding CFSC and CFSC's Subsidiaries) arising out of the sale or securitization by Caterpillar or any of its Subsidiaries (excluding CFSC and CSFC's Subsidiaries) of such accounts receivable.

"CFC" means Caterpillar Finance Corporation, an entity organized under the laws of Japan.

"CFSC Consolidated Debt" means, as at any date, the aggregate Debt of CFSC and its Subsidiaries at such date excluding all obligations of CFSC (up to a maximum amount equal to 5% of CFSC's total assets at such date) pursuant to guaranties of dealers' obligations to the Dealer Capital Access Trust.

"CFSC Purchase Claims" means the outstanding liens on or claims against or in respect of any of the accounts receivable of CFSC or any of its Subsidiaries arising out of the sale or securitization by CFSC or any such Subsidiaries of such accounts receivable.

"Change of Control" means, with respect to CFSC, that Caterpillar shall cease to own free and clear of all liens, claims, security interests or other encumbrances, 100% of the outstanding shares of voting stock of CFSC on a fully diluted basis.

"Closing Date" means March 31, 2009.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor statute.

"Commitment" means, for each Bank, the obligation of such Bank to make Revolving Credit Advances in an aggregate amount not to exceed the amount set forth opposite such Bank's name under the "Commitment" heading on its signature page hereto, or on the signature page of the Assignment and Acceptance or Assumption and Acceptance by which it became a Bank hereunder, as such amount may be increased or reduced pursuant to the terms of this Agreement.

"Communications" means each notice, demand, communication, information, document and other material provided for hereunder or otherwise transmitted between the parties hereto relating to this Agreement, any Borrower or its Affiliates, or the transactions contemplated by this Agreement, including, without limitation, all Approved Electronic Communications.

"Consolidated Net Tangible Assets" means as of any particular time, for either Borrower, the aggregate amount of assets after deducting therefrom (a) all current liabilities, (b) any current liability which has been reclassified as a long-term liability because such liability by its terms is extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (c) all goodwill, excess of cost over assets acquired, patents, copyrights, trademarks, trade names, unamortized debt discount and expense and other like intangibles, all as shown in the most recent consolidated financial statements of such Borrower and its Subsidiaries prepared in accordance with generally accepted accounting principles.

"Consolidated Net Worth" means as at any date, (i) for Caterpillar, the stockholders' equity (including preferred stock) of Caterpillar at such date, and (ii) for CFSC, the stockholders' equity (including preferred stock but excluding Accumulated Other Comprehensive Income) of CFSC on such date.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto.

"Convert", "Conversion", and "Converted" each refer to a conversion of Advances of one Type into Advances of another Type pursuant to Section 2.03(a), 2.10, or 2.15(a).

"Credit Rating" means, at any time, with respect to Caterpillar or CFSC, the credit rating on such Borrower's long-term senior unsecured debt then most recently publicly announced by either Moody's or S&P, and "Credit Ratings" means with respect to each such Borrower, such credit ratings from both Moody's and S&P.

"Debt" means (i) indebtedness for borrowed money, (ii) obligations evidenced by bonds, debentures, notes or other similar instruments, (iii) obligations to pay the deferred purchase price of property or services, (iv) obligations as lessee under leases which shall have been or should be, in accordance with generally accepted accounting principles, recorded as capital leases, (v) obligations under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clauses (i) through (iv) above, and (vi) liabilities in respect of unfunded vested benefits under Plans covered by Title IV of ERISA; provided, however, for purposes of Sections 5.03 and 5.04(a) only, clause (vi) above shall include only those liabilities of the applicable Borrower and all ERISA Affiliates for such Borrower's then current fiscal year (and, if such liabilities are still outstanding, for prior fiscal years) to (a) all single employer plans (as defined in Section 4001(a)(15) of ERISA) to meet the minimum funding standard requirements of Section 412(a) of the Code (without regard to any waiver under Section 412(d) of the Code) and (b) all multiemployer plans (as defined in Section 4001(a)(3) of ERISA) for all required contributions and payments.

"Defaulting Bank" has the meaning specified in Section 2.02(c).

"Dollar Amount" means, for any currency at any date (i) the amount of such currency if such currency is Dollars or (ii) the Equivalent Amount of Dollars if such currency is any currency other than Dollars.

"Dollars" and the sign "$" each means lawful money of the United States of America.

"Domestic Lending Office" means, with respect to any Bank, the office of such Bank specified as its "Domestic Lending Office" on its respective signature page hereto or such other office of such Bank as such Bank may from time to time specify to the Borrowers and the Administrative Agent.

"Duration Fee" has the meaning set forth in Section 2.04(c).

"Duration Fee Rate" has the meaning set forth in Section 2.04(c).

"Eligible Currency" means any currency other than Dollars with respect to which the Administrative Agent or a Borrower has not given notice in accordance with Section 2.15(a) and that is readily available, freely traded, in which deposits are customarily offered to banks in the London interbank market, convertible into Dollars in the international interbank market, available to the Banks in such market and as to which an Equivalent Amount may be readily calculated. If, after the designation by the Banks of any currency as an Agreed Currency, (i) currency control or other exchange regulations are imposed in the country or jurisdiction in which such currency is issued with the result that different types of such currency are introduced, or such currency is, in the determination of the Administrative Agent, no longer readily available or freely traded or (ii) in the determination of the Administrative Agent, an Equivalent Amount with respect to such currency is not readily calculable (each of clause (i) and (ii), a "Disqualifying Event"), then the Administrative Agent shall promptly notify the Banks and the Borrowers, and such currency shall no longer be an Agreed Currency until such time as the Disqualifying Event(s) no longer exist, but in any event within five (5) Business Days of receipt of such notice from the Administrative Agent, the Borrowers shall be jointly and severally obligated to repay all Advances in such currency to which the Disqualifying Event applies.

"Eligible Financial Institution" means, as of the date of any assignment as contemplated in Section 8.07(a)(ii), a commercial bank or financial institution (i) with a credit rating on its long-term senior unsecured debt of either (a) "AA-" or better from S&P or (b) "Aa3" or better from Moody's; and (ii) having shareholders' equity of not less than $5,000,000,000.

"Equivalent Amount" means, for any currency with respect to any amount of Dollars at any date, the equivalent in such currency of such amount of Dollars, calculated on the basis of the arithmetic mean of the buy and sell spot rates of exchange of the Administrative Agent in the London interbank market (or other market where the Administrative Agent's foreign exchange operations in respect of such currency are then being conducted) for such other currency at or about 11:00 a.m. (local time applicable to the transaction in question) two (2) Business Days prior to the date on which such amount is to be determined, rounded up to the nearest amount of such currency as determined by the Administrative Agent from time to time; provided, however, that if at the time of any such determination, for any reason, no such spot rate is being quoted, the Administrative Agent may use any reasonable method it deems appropriate (after consultation with the Borrowers) to determine such amount, and such determination shall be conclusive, absent manifest error.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor statute.

"ERISA Affiliate" means each trade or business (whether or not incorporated) which together with a Borrower or a Subsidiary of such Borrower would be deemed to be a single employer" within the meaning of Section 4001 of ERISA.

"ERISA Termination Event" means (i) a "Reportable Event" described in Section 4043 of ERISA and the regulations issued thereunder (other than a "Reportable Event" not subject to the provision for 30-day notice to the PBGC under such regulations), or (ii) the withdrawal of a Borrower or any of its ERISA Affiliates from a "single employer" Plan during a plan year in which it was a "substantial employer", both of such terms as defined in Section 4001(a) of ERISA, or (iii) the filing of a notice of intent to terminate a Plan or the treatment of a Plan amendment as a termination under Section 4041 of ERISA, or (iv) the institution of proceedings to terminate a Plan by the PBGC or (v) any other event or condition which might constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan or (vi) the partial or complete withdrawal of a Borrower or any ERISA Affiliate of such Borrower from a "multiemployer plan" as defined in Section 4001(a) of ERISA.

"euro" means the euro referred to in the Council Regulation E.C. No. 1103/97 dated 17 June 1997 passed by the Council of the European Union, or, if different, the then lawful currency of the member states of the European Union that participate in the third stage of the Economic and Monetary Union.

"Eurocurrency Base Rate" means, with respect to a Eurocurrency Rate Advance for the relevant Interest Period:

(a) for any Eurocurrency Rate Advance in any Agreed Currency other than euro: the applicable British Bankers' Association Interest Settlement Rate for deposits in the Agreed Currency appearing on Reuters Screen LIBOR01 Page (or other applicable Screen for such Agreed Currency) as of 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period, and having a maturity equal to such Interest Period; provided, that (i) if Reuters Screen LIBOR01 Page is not available to the Administrative Agent for any reason, the applicable Eurocurrency Base Rate for the relevant Interest Period shall instead be the applicable British Bankers' Association Interest Settlement Rate for deposits in the Agreed Currency as reported by any other generally recognized financial information service as of 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period, and having a maturity equal to such Interest Period, and (ii) if no such British Bankers' Association Interest Settlement Rate is available to the Administrative Agent, the applicable Eurocurrency Base Rate for the relevant Interest Period shall instead be the rate determined by the Administrative Agent as the arithmetic average (rounded upward, if necessary, to an integral multiple of 1/16 of 1%) of the rates per annum reported to the Administrative Agent by each Reference Bank as the rate at which such Reference Bank offers to place deposits in the Agreed Currency with leading banks in the London interbank market at approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period, in the approximate amount of such Reference Bank's relevant Eurocurrency Rate Advance and having a maturity equal to such Interest Period. If either Reference Bank fails to provide such quotation to the Administrative Agent, then the Administrative Agent shall determine the Eurocurrency Base Rate on the basis of the quotations from the remaining Reference Bank; and

(b) for any Eurocurrency Rate Advance in euro: the interest rate per annum equal to the rate determined by the Administrative Agent to be the rate at which deposits in euro appear on Reuters Screen EURIBOR RATES/EURIBOR RATES ACT/360 as of 11:00 a.m. (Brussels time), on the date that is two (2) TARGET Settlement Days preceding the first day of such Interest Period; provided, that if such rate does not appear on Reuters Screen EURIBOR RATES/EURIBOR RATES ACT/360, then an interest rate per annum equal to the arithmetic average (rounded upwards to the nearest .01%) determined by the Administrative Agent of the rates per annum reported to the Administrative Agent by each Reference Bank as the rate at which deposits in euro are offered by such Reference Bank at approximately 11:00 a.m. (Brussels time), on the day that is two (2) TARGET Settlement Days preceding the first day of such Interest Period to other leading banks in the euro-zone interbank market. For purposes of this Agreement, "TARGET Settlement Day" means any Business Day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open.

Any Eurocurrency Base Rate determined on the basis of the rate displayed on a Reuters Screen in accordance with the foregoing provisions of this subparagraph shall be subject to corrections, if any, made in such rate and displayed by the Reuters Service within one hour of the time when such rate is first displayed by such service.

"Eurocurrency Lending Office" means, with respect to any Bank, the office of such Bank specified as its "Eurocurrency Lending Office" on its respective signature page hereto (or, if no such office is specified, its Domestic Lending Office), or such other office of such Bank as such Bank may from time to time specify to the Borrowers and the Administrative Agent. A Bank may specify different offices for its Advances denominated in Dollars and its Advances denominated in other Agreed Currencies, respectively, and the term "Eurocurrency Lending Office" shall refer to any or all such offices, collectively, as the context may require when used in respect of such Bank.

"Eurocurrency Liabilities" has the meaning assigned to that term in Regulation D of the Board of Governors of the Federal Reserve System, as in effect from time to time.

"Eurocurrency Rate" means, with respect to an Advance for the relevant Interest Period, an interest rate obtained by dividing (a) the Eurocurrency Base Rate applicable to such Interest Period by (b) a percentage equal to 100% minus the Eurocurrency Rate Reserve Percentage, such Eurocurrency Rate to be adjusted automatically on and as of the effective date of any change in the Eurocurrency Rate Reserve Percentage.

"Eurocurrency Rate Advance" means an Advance denominated in Dollars or in an Agreed Currency which bears interest as provided in Section 2.07(b).

"Eurocurrency Rate Reserve Percentage" means for any date that percentage (expressed as a decimal) which is in effect on such date, as prescribed by the Board of Governors of the Federal Reserve System for determining the maximum reserve requirement (including, without limitation, any emergency, supplemental or other marginal reserve requirement) for a member bank of the Federal Reserve System in New York City with deposits exceeding five billion dollars in respect of Eurocurrency Liabilities having a term equal to the applicable Interest Period (or in respect of any other category of liabilities which includes deposits by reference to which the interest rate on Eurocurrency Rate Advances is determined or any category of extensions of credit or other assets which includes loans by a non-United States office of any bank to United States residents).

"Events of Default" has the meaning specified in Section 6.01.

"Existing 364-Day Agreement" means that certain Credit Agreement (364-Day Facility), dated as of September 18, 2008, among the Borrowers and CFC as borrowers thereunder, the financial institutions party thereto, Citibank, as agent for such financial institutions, and BTMU, as Japan Local Currency Agent, as amended from time to time prior to the date hereof.

"Facility Fee" has the meaning specified in Section 2.04(a).

"Facility Fee Rate" has the meaning specified in Section 2.04(a).

"Facility Termination Date" means the earlier to occur of (i) the Scheduled Termination Date, or, if the Term Loan Election has been exercised, the Term Loan Repayment Date, and (ii) the date of termination in whole of the Commitments pursuant to Section 2.05(a) or 6.01.

"Federal Funds Rate" means, for any period, a fluctuating interest rate per annum equal for each day during such period to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

"Five-Year Credit Agreements" means (a) that certain Credit Agreement (Five Year Facility), dated as of September 21, 2006, among the Borrowers, CFC and Caterpillar International Finance Limited (f/k/a Caterpillar International Finance p.l.c.), as borrowers thereunder, certain financial institutions party thereto, BTMU, as Japan Local Currency Agent, Citibank International plc, as Local Currency Agent, and Citibank, as agent for such banks, and (b) that certain Credit Agreement (Five-Year Facility), dated as of September 20, 2007, among the Borrowers and CFC as borrowers thereunder, certain financial institutions party thereto, BTMU, as Japan Local Currency Agent, and Citibank, as agent for such banks, in each case, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Funding Fee" has the meaning set forth in Section 2.04(b).

"Information Memorandum" means the Confidential Information Memorandum dated March 2009 in the form approved by the Borrowers concerning the Borrowers and their Subsidiaries which, at the Borrowers' request and on their behalf, was prepared in relation to the transactions contemplated by this Agreement and distributed by the Arranger to selected financial institutions before the date of this Agreement.

"Interest Expense" has the meaning specified in Section 5.04(b).

"Interest Period" means for each Advance comprising part of the same Borrowing, the period commencing on the date of such Advance, or the date of the Conversion, continuation or Redenomination, as applicable, of such Advance, and ending on the last day of the period selected by a Borrower pursuant to the provisions below. The duration of each such Interest Period shall be (a) in the case of a Base Rate Advance, 30 days and (b) in the case of a Eurocurrency Rate Advance, 1, 2, 3 or 6 months, in each case as a Borrower may, in the Notice of Revolving Credit Borrowing requesting such Advance, select; provided, however, that:

(i) the duration of any Interest Period which would otherwise end after the Revolving Credit Termination Date, or, in the case of a Term Loan Advance, the Term Loan Repayment Date, shall end on the Revolving Credit Termination Date, or, in the case of a Term Loan Advance, the Term Loan Repayment Date;

(ii) Interest Periods commencing on the same date for Advances comprising part of the same Borrowing shall be of the same duration; and

(iii) whenever the last day of any Interest Period would otherwise occur on a day other than a Business Day, the last day of such Interest Period shall be extended to occur on the next succeeding Business Day, provided, in the case of any Interest Period for a Eurocurrency Rate Advance, that if such extension would cause the last day of such Interest Period to occur in the next following calendar month, the last day of such Interest Period shall occur on the next preceding Business Day.

10

"Leverage Ratio" has the meaning specified in Section 5.04(a).

"Majority Banks" means at any time Banks holding more than 50% of the Commitments, or if the Commitments have been terminated, Banks holding more than 50% of the then aggregate unpaid principal amount of the Advances.

"Moody's" means Moody's Investors Service, Inc. or any successor thereto, and if Moody's ceases to issue ratings of the type described herein with respect to Persons generally, then the Borrowers and the Administrative Agent, with the consent of the Majority Banks, shall agree upon a mutually acceptable replacement debt rating agency and shall further agree, upon determination of such replacement agency, to determine appropriate equivalent ratings levels to replace those contained herein.

"Note" has the meaning specified in Section 2.02(f).

"Notice of Revolving Credit Borrowing" has the meaning specified in Section 2.02(a).

"Payment Office" means, with respect to Advances, (i) for Dollars, the principal office of Citibank in New York City, located on the date hereof at 399 Park Avenue, New York, New York 10043, (ii) for any other Agreed Currency, the office of Citibank located on the date hereof at 1615 Brett Road, New Castle, Delaware 19720; or such other office of the Administrative Agent as shall be from time to time selected by it by written notice to the Borrowers and the Banks.

"PBGC" means the Pension Benefit Guaranty Corporation, or any successor thereto.

"Person" means an individual, partnership, corporation (including a business trust), limited liability company, joint stock company, trust, unincorporated association, joint venture or other entity, or a government or any political subdivision or agency thereof.

"Plan" means any multiemployer plan or single employer plan, as defined in Section 4001 and subject to Title IV of ERISA, which is maintained, or at any time during the five calendar years preceding the date of this Agreement was maintained, for employees of a Borrower or a Subsidiary of such Borrower or an ERISA Affiliate.

"Pounds Sterling" means the lawful currency of the United Kingdom.

"Purchase Claims" means Caterpillar Purchase Claims or CFSC Purchase Claims, or both, as applicable.

"Redenominate," "Redenomination" and "Redenominated" each refer to the redenomination of Term Loan Advances comprising all or part of the same Borrowing from an Agreed Currency to Dollars or from Dollars to another Agreed Currency, or the continuation of such Advances in the same Agreed Currency, in each case pursuant to Section 2.03(b), 2.10 or 2.15.

"Reference Banks" means Citibank and Société Générale.

"Register" has the meaning specified in Section 8.07(c).

"Related Parties" means, with respect to any Person, such Person's Affiliates and such Person's and such Person's Affiliates' respective managers, administrators, trustees, partners, directors, officers, employees, agents, fund managers and advisors.

"Restricting Information" means material non-public information with respect to any of the Borrowers or their securities.

"Revolving Credit Advance" means an advance by a Bank to the Borrowers as part of a Revolving Credit Borrowing.

"Revolving Credit Borrowing" means a borrowing consisting of simultaneous Revolving Credit Advances of the same Type made to a Borrower by each of the Banks pursuant to Section 2.01.

"Revolving Credit Obligations" means, at any time, the aggregate outstanding Revolving Credit Advances at such time.

"Revolving Credit Termination Date" means the earlier to occur of (i) the Scheduled Termination Date and (ii) the date of termination in whole of the Commitments pursuant to Section 2.05(a) or 6.01.

"S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor thereto, and if S&P ceases to issue ratings of the type described herein with respect to Persons generally, then the Borrowers and the Administrative Agent, with the consent of the Majority Banks, shall agree upon a mutually acceptable replacement debt rating agency and shall further agree, upon determination of such replacement agency, to determine appropriate equivalent ratings levels to replace those contained herein.

"Scheduled Termination Date" means, with respect to any Bank at any time, March 30, 2010.

"Subsidiary" means, with respect to any Borrower, a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by such Borrower or by one or more other Subsidiaries, or by such Borrower and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

"Support Agreement" means that certain Support Agreement dated as of December 21, 1984, amended June 14, 1995, between Caterpillar and CFSC, as the same may be amended or modified in accordance with the terms of Section 5.04(c) and in effect from time to time.

"Swiss Francs" means the lawful currency of Switzerland.

"Term Loan Advance" has the meaning set forth in Section 2.16.

"Term Loan Effective Date" has the meaning specified in Section 2.16.

"Term Loan Election" has the meaning set forth in Section 2.16.

"Term Loan Election Fee" has the meaning set forth in Section 2.16.

"Term Loan Premium" has the meaning set forth in Section 2.16.

"Term Loan Repayment Date" means, upon the exercise by the Borrowers of the Term Loan Election, the date which is one year after the Scheduled Termination Date.

"Total Commitment" means, at any time, the sum of all of the Banks' Commitments at such time.

"Type", when used in reference to any Advance, has the meaning specified in the definition of "Advance", each of which shall be a "Type" of Advance.

"USA Patriot Act" means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. No. 107-56,115 Stat. 272 (2001), as amended.

SECTION 1.02. Computation of Time Periods. In this Agreement in the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each means "to but excluding".

SECTION 1.03. Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with generally accepted accounting principles in the United States consistent with those applied in the preparation of the financial statements referred to in Section 4.01(e) and all references contained herein to generally accepted accounting principles shall mean United States generally accepted accounting principles.

ARTICLE II
AMOUNTS AND TERMS OF THE ADVANCES

SECTION 2.01. The Revolving Credit Advances. Each Bank severally agrees, on the terms and conditions hereinafter set forth, to make Revolving Credit Advances in any Agreed Currency to the Borrowers from time to time on any Business Day during the period from the Closing Date until the Revolving Credit Termination Date in a Dollar Amount not to exceed such Bank's Available Commitment at such time; provided, however, that at no time shall the Dollar Amount of (i) the outstanding Advances exceed the Total Commitment or (ii) any Bank's Revolving Credit Obligations exceed such Bank's Commitment. Each Revolving Credit Borrowing shall be in an aggregate Dollar Amount not less than $10,000,000 or an integral multiple of $1,000,000 in excess thereof and shall consist of Revolving Credit Advances of the same Type and the same Agreed Currency made on the same day to the Borrowers by the Banks ratably according to their respective Available Commitments. Within the limits of each Bank's Commitment to the Borrowers, the Borrowers may from time to time borrow, repay pursuant to Section 2.06 or prepay pursuant to Section 2.09, and reborrow under this Section 2.01.

SECTION 2.02. Making the Revolving Credit Advances.

(a) Each Revolving Credit Borrowing shall be made on notice, given not later than 11:00 A.M. (New York City time) on the date of the proposed Revolving Credit Borrowing (in the case of a Revolving Credit Borrowing comprised of Base Rate Advances), or not later than 11:00 A.M. (New York City time) on the third Business Day prior to the date of the proposed Revolving Credit Borrowing (in the case of a Revolving Credit Borrowing comprised of Eurocurrency Rate Advances), by either Borrower to the Administrative Agent, which shall give to each Bank prompt notice thereof by telecopy. Each such notice of a Revolving Credit Borrowing (a "Notice of Revolving Credit Borrowing") shall be by telecopy, confirmed immediately in writing, in substantially the form of Exhibit B-1 hereto, specifying therein the requested (i) Borrower, (ii) date of such Revolving Credit Borrowing, (iii) Type of Revolving Credit Advances comprising such Revolving Credit Borrowing, (iv) in the case of a proposed Borrowing of Eurocurrency Rate Advances, Agreed Currency of such Advances, (v) aggregate amount of such Revolving Credit Borrowing, (vi) Interest Period for the Revolving Credit Advances and (vii) account to which the proceeds of such Revolving Credit Borrowing shall be made available. In the case of each proposed Revolving Credit Borrowing, the Administrative Agent shall promptly notify each Bank of such Bank's ratable share of such Revolving Credit Borrowing based upon the Available Commitments of the Banks, and in the case of a proposed Revolving Credit Borrowing comprised of Eurocurrency Rate Advances, the Administrative Agent shall promptly notify each Bank of the applicable interest rate under Section 2.07(b). Each Bank shall, before 1:00 p.m. (New York City time) on the date of such Revolving Credit Borrowing, make available for the account of its Applicable Lending Office to the Administrative Agent at the applicable Payment Office, in the Agreed Currency and in same day funds, such Bank's ratable portion of such Revolving Credit Borrowing. After the Administrative Agent's receipt of such funds and upon fulfillment of the applicable conditions set forth in Article III, the Administrative Agent will promptly make such same day funds available to the account specified by the applicable Borrower in the Notice of Revolving Credit Borrowing.

(b) Each Notice of a Revolving Credit Borrowing shall be irrevocable and binding on the Borrowers. In the case of any Revolving Credit Borrowing which the related Notice of Revolving Credit Borrowing specifies is to be comprised of Eurocurrency Rate Advances, the Borrowers shall jointly and severally indemnify each Bank against any loss, cost or expense incurred by such Bank as a direct result of the failure of either Borrower, for any reason other than a default by such Bank, to borrow the requested Revolving Credit Advances on the date specified in the Notice of Revolving Credit Borrowing. Such indemnification shall include, without limitation, any loss, cost or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by such Bank to fund the Advance to be made by such Bank as part of such Borrowing; provided, however, that any indemnification for such losses, costs and expenses shall be limited to an amount equal to (i) the principal amount of the Advance to be made by such Bank times (ii) the number of days in the requested Interest Period, divided by 360 times (iii) the interest differential between the interest rate based on the Eurocurrency Rate which would have applied to such Advance and the rate of interest which would apply if such Borrower had requested on the date of the requested Revolving Credit Borrowing a Revolving Credit Borrowing comprised of Advances of the same Type and Agreed Currency for a period equal to the requested Interest Period. A certificate describing in reasonable detail the amount of such losses, costs and expenses, submitted to the Borrowers and the Administrative Agent by such Bank, shall create a rebuttable presumption of such losses, costs or expenses.

(c) Unless the Administrative Agent shall have received notice from a Bank prior to the time of any Revolving Credit Borrowing that such Bank will not make available to the Administrative Agent such Bank's ratable portion of such Revolving Credit Borrowing, the Administrative Agent may assume that such Bank has made such portion available to the Administrative Agent on the date of such Revolving Credit Borrowing in accordance with subsection (a) of this Section 2.02 and the Administrative Agent may, in reliance upon such assumption, make available to the Borrowers on such date a corresponding amount. If and to the extent that such Bank shall not have so made such ratable portion available to the Administrative Agent, such Bank (the "Defaulting Bank") and the Borrowers severally agree to repay to the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to the Borrowers until the date such amount is repaid to the Administrative Agent, at (i) in the case of the Borrowers, the interest rate applicable at the time to Revolving Credit Advances comprising such Revolving Credit Borrowing and (ii) in the case of such Defaulting Bank, the Federal Funds Rate. If such Defaulting Bank shall repay to the Administrative Agent such corresponding amount, together with interest thereon as required in the immediately preceding sentence, such amount so repaid shall constitute such Bank's Revolving Credit Advance as part of such Revolving Credit Borrowing for purposes of this Agreement and such Bank shall be entitled to all rights in respect of such Revolving Credit Advance, including the right to receive interest from the date funds in connection therewith shall have been made available to the Borrowers. If the Borrowers shall repay to the Administrative Agent such corresponding amount, such repayment shall not relieve the Defaulting Bank from its obligation to make its ratable portion of such Revolving Credit Borrowing available to the Borrowers. Nothing contained herein shall impair the right of the Borrowers to the performance by any Bank of such Bank's obligations hereunder. In the event that any Bank shall at any time fail to make its ratable portion of any Revolving Credit Borrowing available to the Administrative Agent for disbursement to the Borrowers, the Administrative Agent shall make inquiry of such Defaulting Bank as to the circumstances giving rise to such failure and shall promptly advise the Borrowers of the response, if any, the Administrative Agent shall have received in connection with such inquiry; provided that no failure or delay on the part of the Administrative Agent to make such inquiry shall relieve the Borrowers or the Defaulting Bank of its obligation to repay any amount made available by the Administrative Agent to the Borrowers in anticipation of receiving such Defaulting Bank's portion of such Revolving Credit Borrowing.

(d) The failure of any Bank to make the Revolving Credit Advance to be made by it as part of any Revolving Credit Borrowing shall not relieve any other Bank of its obligation, if any, hereunder to make its Revolving Credit Advance on the date of such Revolving Credit Borrowing, but no Bank shall be responsible for the failure of any other Bank to make the Revolving Credit Advance to be made by such other Bank on the date of any Revolving Credit Borrowing. Nothing contained herein shall impair the rights and remedies of the Borrower requesting any Revolving Credit Borrowing against any Bank under applicable law as a result of such Bank's failure to make the Revolving Credit Advance to be made by it as part of such Revolving Credit Borrowing.

(e) Any Bank may make, carry or transfer Advances at, to or for the account of, any of its branch offices or the office of an Affiliate at the Bank; provided, however, no Affiliate of any Bank shall be deemed a party to this Agreement or shall have any rights, liability or obligation under this Agreement unless such Bank and such Affiliate shall have executed and delivered, and the Administrative Agent shall have accepted, an Assignment and Acceptance in accordance with Section 8.07, and then such Affiliate shall have rights and obligations hereunder only to the extent contemplated therein.

(f) Each Bank shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrowers to such Bank resulting from each Advance made by such Bank from time to time, including the amounts of principal and interest payable and paid to such Bank from time to time hereunder. The Administrative Agent shall also maintain accounts in which it will record (a) the amount of each Advance made hereunder, the Type thereof and the Interest Period with respect thereto, (b) the amount of any principal or interest due and payable or to become due and payable from the Borrowers to each Bank hereunder and (c) the amount of any sum received by the Administrative Agent hereunder from the Borrowers and each Bank's share thereof. Entries recorded pursuant to the foregoing shall be *prima facie* evidence of the existence and amounts of the Borrowers' obligations; *provided*, *however*, that the failure of the Administrative Agent or any Bank to maintain such accounts or any error therein shall not in any manner affect the joint and several obligation of the Borrowers to repay their obligations hereunder in accordance with their terms. Any Bank may request that its Revolving Credit Advances (or Term Loan Advances, if applicable) be evidenced by a promissory note in substantially the form of Exhibit A (a "Note"). In such event, the Borrowers shall prepare, execute and deliver to such Bank such Note payable to the order of such Bank. Thereafter, the Advances evidenced by such Note and interest thereon shall at all times (prior to any assignment pursuant to Section 8.07) be represented by one or more Notes payable to the order of the payee named therein, except to the extent that any such Bank subsequently returns any such Note for cancellation and requests that such Advances once again be evidenced as described above.

SECTION 2.03. Voluntary Conversion or Continuation of Term Loan Advances.

(a) The Borrowers may on any Business Day, upon notice given to the Administrative Agent not later than 11:00 A.M. (New York City time) on the second Business Day prior to the date of the proposed Conversion or continuation, and subject to the provisions of Section 2.10 and the provisos in this Section 2.03(a), Convert all or any part of the Term Loan Advances of one Type comprising the same Borrowing into Term Loan Advances of another Type or continue all or any part of the Term Loan Advances of one Type comprising the same Borrowing as Advances of the same Type; provided, however, that any such Conversion or continuation of any Eurocurrency Rate Advances shall be made on, and only on, the last day of an Interest Period for such Eurocurrency Rate Advances; and provided further, that no Advance may be Converted into or continued as, a Eurocurrency Rate Advance, at any time that an Event of Default or unmatured Event of Default has occurred and is continuing. Any such Conversion or continuation of any Advances shall be in the minimum amounts and increments specified in Section 2.01(a). Each such notice of a Conversion or continuation shall be by telecopy, confirmed immediately in writing, and shall, within the restrictions specified above, specify (i) the date of such Conversion or continuation, (ii) the Advances to be Converted or continued, (iii) in the case of a Conversion into Eurocurrency Rate Advances, the Agreed Currency of such Advances, and (iv) the Interest Period for the Advances.

(b) The Borrowers may, upon notice given to the Administrative Agent not later than 11:00 a.m. (New York City time) on a Business Day at least three (3) Business Days prior to the date of the proposed Redenomination, and subject to the provisions of Section 2.10 and the provisos in this Section 2.03(b), request that at any time all or any part of the Term Loan Advances comprising the same Borrowing be Redenominated from an Agreed Currency to Dollars or from Dollars to another Agreed Currency; provided, however, that any Redenomination shall be made on, and only on, the last day of an Interest Period for such Advances; provided further, that any such Redenomination of Advances shall be in the minimum amounts and increments specified in Section 2.01(a); and provided further, that no Advance may be Redenominated at any time that an Event of Default or unmatured Event of Default has occurred and is continuing. Each such notice of request of a Redenomination (a "Notice of Redenomination") shall be by telecopy, confirmed immediately in writing, specifying (i) the Advances comprising the Borrowing to be Redenominated, (ii) the date of the proposed Redenomination, (iii) the currency into which such Advances are to be Redenominated, and (iv) the Interest Period for such Advances upon being so Redenominated. Subject to the provisions of Section 2.10 and of the second proviso in this Section 2.03(b), each Advance so requested to be Redenominated will be Redenominated, on the date specified therefor in such Notice of Redenomination, into an equivalent amount thereof in the Agreed Currency requested in such Notice of Redenomination, such equivalent amount to be determined on such date in accordance with Section 2.15(b), and, upon being so Redenominated, will have an initial Interest Period as requested in such notice of Redenomination.

(c) If the Borrowers shall fail to select the duration of any Interest Period for any Eurocurrency Rate Advances in accordance with the provisions contained in the definition of "Interest Period" in Section 1.01 and the provisions of this Section 2.05, or are not entitled to Convert, Redenominate or continue such Advances into or as Eurocurrency Rate Advances pursuant to Section 2.03 or Section 2.10, the Administrative Agent will forthwith so notify the Borrowers and the Banks and such Advances will automatically, on the last day of the then existing Interest Period therefor, Convert into Base Rate Advances.

SECTION 2.04. Fees.

(a) The Borrowers jointly and severally agree to pay to the Administrative Agent, for the account of each Bank, a fee (each a "Facility Fee" and collectively, the "Facility Fees") calculated on a daily basis by multiplying the Facility Fee Rate in effect on each day by (i) for any period prior to the Term Loan Effective Date, the amount of such Bank's Commitment as in effect on such day or (ii) for any period from and including the Term Loan Effective Date, the amount of such Bank's Term Loan Advances to the Borrowers. The Facility Fee shall be payable quarterly in arrears, commencing on July 1, 2009, for the period commencing on the Closing Date and ending on June 30, 2009, inclusive, on the first Business Day of each calendar quarter thereafter for the period of the immediately preceding calendar quarter, and on the Facility Termination Date for the period since the last payment of Facility Fees. The "Facility Fee Rate" shall at all times be determined in accordance with the table set forth below, such rate to change for the Borrowers when and as any Credit Rating of either Borrower changes; provided that, if the Borrowers shall have different Credit Ratings at any time, the Facility Fee Rate shall be based on the Credit Rating of the Borrower with the higher rating:

Credit Rating	Facility Fee Rate (rate per annum)
A+ or better (S&P) or A1 or better (Moody's)	0.100%
Below A+ (S&P) and A1 (Moody's) but A or better (S&P) or A2 or better (Moody's)	0.150%
Below A (S&P) and A2 (Moody's) but A- or better (S&P) or A3 or better (Moody's)	0.250%
Below A- (S&P) and A3 (Moody's) or unrated	0.375%

(b) On the date of any Borrowing under the Facility, the Borrowers jointly and severally agree to pay to the Administrative Agent, for the ratable account of each Bank, a fee in an amount equal to 0.750% times the amount of such Borrowing on such date (the "Funding Fee"); provided, however, that the Funding Fee shall only be payable with respect to the first $1,300,000,000 of Borrowings hereunder.

(c) On each date set forth below, the Borrowers jointly and severally agree to pay to the Administrative Agent, for the ratable account of each Bank, a fee equal to the Duration Fee Rate multiplied by the aggregate amount of the Advances then outstanding under the Facility (the "Duration Fee" and collectively, the "Duration Fees"). "Duration Fee Rate" means, for any date set forth below, the applicable rate per annum set forth below:

	On the 75th day after the Closing Date	On the 150th day after the Closing Date	On the 225th day after the Closing Date	On the 300th day after the Closing Date
Duration Fee Rate	0.500%	1.000%	1.750%	2.250%

(d) The Borrowers jointly and severally agree to pay to the Administrative Agent, solely for its own account, to Citigroup Global Markets Inc., solely for its own account, to Commerzbank AG, New York and Grand Cayman Branches, solely for its own account, and to SG Americas Securities LLC, solely for its own account, the fees specified in the letter agreement dated as of

March 11, 2009, among the Borrowers, the Administrative Agent, Citigroup Global Markets Inc. and SG Americas Securities LLC, on the dates specified therein. No Person other than the Administrative Agent, Citigroup Global Markets Inc., Commerzbank AG, New York and Grand Cayman Branches and SG Americas Securities LLC shall have any interest in such fees.

(e) For the avoidance of doubt, the Facility Fees, the Funding Fee, the Duration Fee and the fees payable pursuant to clause (d) above shall be the joint and several obligation of the Borrowers.

SECTION 2.05. Reduction of the Commitments; Bank Additions.

(a) The Borrowers shall have the right, upon at least three (3) Business Days' notice to the Administrative Agent, to terminate in whole or reduce ratably in part the unused portions of the respective Commitments of the Banks; provided that the aggregate amount of the Commitments of the Banks shall not be reduced to an amount which is less than the sum of the aggregate principal Dollar Amount of the Advances then outstanding, and provided, further, that each partial reduction shall be in the aggregate amount of $5,000,000 or an integral multiple thereof.

(b) Notwithstanding the foregoing, upon the acquisition of one Bank by another Bank, or the merger, consolidation or other combination of any two or more Banks (any such acquisition, merger, consolidation or other combination being referred to hereinafter as a "Combination" and each Bank which is a party to such Combination being hereinafter referred to as a "Combined Bank"), the Borrowers may notify the Administrative Agent that they desire to reduce the Commitment of the Bank surviving such Combination (the "Surviving Bank") to an amount equal to the Commitment of that Combined Bank which had the largest Commitment of each of the Combined Banks party to such Combination (such largest Commitment being the "Surviving Commitment" and the Commitments of the other Combined Banks being hereinafter referred to, collectively, as the "Retired Commitments"). If the Majority Banks (determined as set forth below) and the Administrative Agent agree to such reduction in the Surviving Bank's Commitment, then (i) the aggregate amount of the Commitments shall be reduced by the Retired Commitments effective upon the effective date of the Combination, provided, that, on or before such date the Borrowers have paid in full the outstanding principal amount of the Advances of each of the Combined Banks other than the Combined Bank whose Commitment is the Surviving Commitment, (ii) from and after the effective date of such reduction, the Surviving Bank shall have no obligation with respect to the Retired Commitments, and (iii) the Borrowers shall notify the Administrative Agent whether they wish such reduction to be a permanent reduction or a temporary reduction. If such reduction is to be a temporary reduction, then the Borrowers shall be responsible for finding one or more financial institutions (each, a "Replacement Bank"), acceptable to the Administrative Agent (such acceptance not to be unreasonably withheld), willing to assume the obligations of a Bank hereunder with aggregate Commitments up to the amount of the Retired Commitments. The Administrative Agent may require the Replacement Banks to execute such documents, instruments or agreements as the Administrative Agent deems necessary or desirable to evidence such Replacement Banks' agreement to become parties hereunder. For purposes of this Section 2.05(b), Majority Banks shall be determined as if the reduction in the aggregate amount of the Commitments requested by the Borrowers had occurred (i.e., the Combined Banks shall be deemed to have a single Commitment equal to the Surviving

Commitment and the aggregate amount of the Commitments shall be deemed to have been reduced by the Retired Commitments).

(c) The Borrowers shall have the right prior to the Revolving Credit Termination Date, upon at least five (5) Business Days' notice to the Administrative Agent, to add one or more bank or banks as new Banks hereunder, or to increase the Commitment of any existing Bank with such existing Bank's consent, pursuant to the terms hereof (any such addition of a new Bank or increase in the Commitment of an existing Bank upon the request of the Borrowers pursuant to this Section 2.05(c) being referred to as a "Bank Addition"); provided that (i) such proposed Bank, in the case of a bank not already a Bank hereunder, is acceptable to the Administrative Agent (the acceptance of the Administrative Agent not to be unreasonably withheld or delayed); (ii) after giving effect to the proposed Bank Addition, no Bank's Commitment would exceed 25% of the Total Commitment; and (iii) after giving effect to the proposed Bank Addition, the Total Commitment would not exceed 150% of the Total Commitment on the Closing Date. Each notice of a proposed Bank Addition (a "Notice of Bank Addition") shall be by telecopy, confirmed immediately in writing, in substantially the form of Exhibit B-2 hereto, specifying therein (i) the name and address of the proposed Added Bank, (ii) the date on which the Borrowers wish such Bank Addition to become effective, and (iii) the amount of the Commitment such Added Bank would have hereunder after giving effect to such Bank Addition. If the conditions set forth in the proviso contained in the first sentence of this Section 2.05(c) have been satisfied, the Administrative Agent shall forward to such Added Bank and the Borrowers for execution by such Added Bank and the Borrowers an Assumption and Acceptance. The Added Bank shall, upon such execution, return the executed Assumption and Acceptance to the Administrative Agent, for the Administrative Agent's acceptance thereof, together with a processing and recordation fee of $3,500.

Upon such execution, delivery and acceptance, from and after the effective date specified in each Assumption and Acceptance, the Added Bank shall, in addition to the rights and obligations hereunder held by it immediately prior to such effective date (if any), have the rights and obligations hereunder that have been assumed by it pursuant to such Assumption and Acceptance and, in the case of a bank not previously a Bank hereunder, shall become a Bank hereunder.

By executing and delivering an Assumption and Acceptance, each Added Bank confirms to and agrees with each party hereto as follows: (i) neither the Administrative Agent nor any Bank makes any representation or warranty, nor assumes any responsibility with respect to, any statements, warranties or representations made in or in connection with this Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any other instrument or document furnished pursuant hereto; and (ii) neither the Administrative Agent nor any Bank makes any representation or warranty, nor assumes any responsibility with respect to, the financial condition of any Borrower or the performance or observance by any Borrower of any of its obligations under this Agreement or any other instrument or document furnished pursuant hereto.

The Administrative Agent shall maintain at its address referred to in Section 8.02 a copy of each Assumption and Acceptance delivered to and accepted by it. Such copies shall be available for inspection by the Borrowers or any Bank at any reasonable time and from time to time upon reasonable prior notice.

Upon its receipt of an Assumption and Acceptance executed by an Added Bank and the Borrowers, the Administrative Agent shall, if such Assumption and Acceptance has been completed and is in substantially the form of Exhibit C-2 hereto, (i) accept such Assumption and Acceptance, and (ii) give prompt notice thereof to the Borrowers. Within five (5) Business Days after receipt of such notice, if requested by an Added Bank, the Borrowers, at their own expense, shall execute and deliver to the Administrative Agent a new Note or Notes to the order of such Added Bank. Such new Note or Notes shall be dated the effective date of such Assumption and Acceptance and shall otherwise be in substantially the form of Exhibit A hereto.

(d) If there are any Revolving Credit Advances outstanding on the effective date of any Assumption and Acceptance, the Added Bank shall purchase from the other Banks such participations in such Revolving Credit Advances as shall be necessary to cause such Added Bank to share ratably (based on the proportion that such Added Bank's Commitment bears to the Total Commitment after giving effect to the Bank Addition) in each such Revolving Credit Advance. To purchase such participations, the Added Bank shall before 12:00 noon (New York City time) on the effective date of its Assumption and Acceptance, make available for the account of its Applicable Lending Office to the Administrative Agent at its address referred to in Section 8.02, in the applicable Agreed Currency and in same day funds, such Added Bank's ratable portion (based on the proportion that such Added Bank's Commitment (or the increase in such Added Bank's Commitment, in the case of an Added Bank which is an existing Bank hereunder) bears to the Total Commitment after giving effect to the Bank Addition) of each Revolving Credit Borrowing then outstanding, together with an amount equal to such ratable portion of the interest which has accrued to such date and remains unpaid on such Revolving Credit Borrowing. After the Administrative Agent's receipt of such funds, the Administrative Agent will promptly make such same day funds available to the account of each Bank in an amount to such Bank's ratable portion of such payment by the Added Bank.

SECTION 2.06. Repayment of Advances. The Borrowers jointly and severally agree to repay the principal amount (or the portion thereof remaining after giving effect to any earlier partial prepayments thereof) of each Advance made to the Borrowers by each Bank (other than a Term Loan Advance) on the last day of the Interest Period for such Advance. The Borrowers jointly and severally agree to repay the principal amount (or the portion thereof remaining after giving effect to any earlier partial repayment thereof) of each Term Loan Advance outstanding to the Borrowers from each Bank on the Term Loan Repayment Date.

SECTION 2.07. Interest on Advances. The Borrowers jointly and severally agree to pay interest on the unpaid principal amount of each Advance, other than a Term Loan Advance, made to the Borrowers by each Bank from the date of such Advance until such principal amount shall be paid in full, at the following rates per annum:

(a) Base Rate Advances. If such Advance is a Base Rate Advance, a rate per annum equal at all times during the Interest Period for such Advance to the sum of the Base Rate in effect from time to time plus the Applicable Base Rate Margin in effect from time to time, payable on the last day of such Interest Period (or, with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement, on the date of such prepayment). "Applicable Base Rate Margin" means at any time, in respect of any Base Rate Advance, a rate per annum determined in reference to the table set forth below on the basis of the Credit Ratings of the Borrowers at such time, such rate to change when and as the Credit Rating of one or both of the Borrowers changes; <u>provided</u> that, if the Borrowers shall have different Credit Ratings at such time, the Applicable Base Rate Margin shall be based on the Credit Rating of the Borrower with the higher rating:

Credit Rating	Applicable Base Rate Margin applicable from the Closing Date through 75th day after the Closing Date (rate per annum)	Applicable Base Rate Margin applicable from the 76th day after the Closing Date through 150th day after the Closing Date (rate per annum)	Applicable Base Rate Margin applicable from the 151st day after the Closing Date through 225th day after the Closing Date (rate per annum)	Applicable Base Rate Margin applicable from the 226th day after the Closing Date through 300th day after the Closing Date (rate per annum)	Applicable Base Rate Margin applicable from 301st day after the Closing Date (rate per annum)
A+ or better (S&P) <u>or</u> A1 or better (Moody's)	1.400%	1.900%	2.400%	2.900%	3.400%
Below A+ (S&P) and A1 (Moody's) but A or better (S&P) <u>or</u> A2 or better (Moody's)	1.850%	2.350%	2.850%	3.350%	3.850%
Below A (S&P) and A2 (Moody's) but A- or better (S&P) <u>or</u> A3 or better (Moody's)	2.250%	2.750%	3.250%	3.750%	4.250%
Below A- (S&P) and A3 (Moody's) or unrated	2.625%	3.125%	3.625%	4.125%	4.625%

(b) <u>Eurocurrency Rate Advances</u>. If such Advance is a Eurocurrency Rate Advance, a rate per annum equal at all times during the Interest Period for such Advance to the sum of the Eurocurrency Rate for such Interest Period <u>plus</u> the Applicable Eurocurrency Margin in effect from time to time, payable on the last day of such Interest Period (or, with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement, on the date of such prepayment) and, if such Interest Period has a duration of more than three months, on the day which occurs during such Interest Period three months from the first day of such Interest Period. "Applicable Eurocurrency Margin" means at any time, in respect of any Eurocurrency Rate Advance, a rate per annum determined in reference to the table set forth below on the basis of the Credit Ratings of the Borrowers at such time, such rate to change when and as the Credit Rating of one or both of the Borrowers changes; provided that, if the Borrowers shall have different Credit Ratings at such time, the Applicable Eurocurrency Margin shall be based on the Credit Rating of the Borrower with the higher rating:

Credit Rating	Applicable Eurocurrency Margin applicable from the Closing Date through 75th day after the Closing Date (rate per annum)	Applicable Eurocurrency Margin applicable from the 76th day after the Closing Date through 150th day after the Closing Date (rate per annum)	Applicable Eurocurrency Margin applicable from the 151st day after the Closing Date through 225th day after the Closing Date (rate per annum)	Applicable Eurocurrency Margin applicable from the 226th day after the Closing Date through 300th day after the Closing Date (rate per annum)	Applicable v Margin applicable from 301st day after the Closing Date (rate per annum)
A+ or better (S&P) or A1 or better (Moody's)	2.400%	2.900%	3.400%	3.900%	4.400%
Below A+ (S&P) and A1 (Moody's) but A or better (S&P) or A2 or better (Moody's)	2.850%	3.350%	3.850%	4.350%	4.850%
Below A (S&P) and A2 (Moody's) but A- or better (S&P) or A3 or better (Moody's)	3.250%	3.750%	4.250%	4.750%	5.250%

Credit Rating	Applicable Eurocurrency Margin applicable from the Closing Date through 75th day after the Closing Date (rate per annum)	Applicable Eurocurrency Margin applicable from the 76th day after the Closing Date through 150th day after the Closing Date (rate per annum)	Applicable Eurocurrency Margin applicable from the 151st day after the Closing Date through 225th day after the Closing Date (rate per annum)	Applicable Eurocurrency Margin applicable from the 226th day after the Closing Date through 300th day after the Closing Date (rate per annum)	Applicable v Margin applicable from 301st day after the Closing Date (rate per annum)
Below A- (S&P) and A3 (Moody's) or unrated	3.625%	4.125%	4.625%	5.125%	5.625%

(c) <u>Post-Default Interest</u>. Upon the occurrence, and during the continuance, of any Event of Default, the unpaid principal amount of each Advance shall bear interest at a rate per annum equal at all times to 2% per annum above the rate per annum otherwise required to be paid on such Advance in accordance with subsection (a) or (b) above; <u>provided</u> that any amount of principal which is not paid when due (whether at stated maturity, by acceleration or otherwise) shall bear interest, from the date on which such amount is due until such amount is paid in full, payable on demand, at a rate per annum equal at all times to the greater of (x) 2% per annum above the Base Rate in effect from time to time and (y) 2% per annum above the rate per annum required to be paid on such Advance immediately prior to the date on which such amount became due.

SECTION 2.08. <u>Interest Rate Determination</u>. (a) If, pursuant to the definition of "Eurocurrency Base Rate", quotes from the Reference Banks are required, each Reference Bank shall furnish to the Administrative Agent timely information for the purpose of determining the Eurocurrency Rate. If either one of the Reference Banks shall not furnish such timely information to the Administrative Agent for the purpose of determining any such interest rate, the Administrative Agent shall determine such interest rate on the basis of timely information furnished by the remaining Reference Bank.

(b) The Administrative Agent shall give prompt notice to the Borrowers and the Banks of the applicable interest rate determined by the Administrative Agent for purposes of <u>Section 2.07(a)</u> or <u>(b)</u>, and the applicable rate, if any, furnished by each Reference Bank for the purpose of determining the applicable interest rate(s) under <u>Section 2.07(b)</u>.

SECTION 2.09. <u>Prepayments of Advances</u>.

(a) The Borrowers may, upon at least two (2) Business Days' notice to the Administrative Agent stating (i) the proposed date and aggregate principal amount of the prepayment and (ii) the Advances (which shall be part of the same Borrowing) to which such prepayment is to be applied, and if such notice is given the Borrowers shall be jointly and severally obligated to prepay the outstanding principal amounts of the Advances comprising part of the same Borrowing in whole or ratably in part, together with accrued interest to the date of such prepayment on the principal amount prepaid; provided, however, that (x) each partial prepayment shall be in an aggregate principal Dollar Amount of not less than $10,000,000 and in an integral Dollar Amount multiple of $1,000,000 in excess thereof and (y) in the case of any such prepayment of a Eurocurrency Rate Advance, the Borrowers shall be jointly and severally obligated to reimburse the applicable Banks in respect thereof pursuant to Section 8.04(b).

(b) If on any date that the Dollar Amount of Eurocurrency Rate Advances outstanding in an Agreed Currency is determined pursuant to Section 2.15 (each such date, a "Computation Date"), it is determined that as a result of currency fluctuations with respect to the Advances to which such Computation Date applies, the aggregate Dollar Amount of all outstanding Advances exceeds the Total Commitment, the Borrowers shall be jointly and severally obligated on such date to prepay (without premium or penalty other than any payment required pursuant to Section 8.04(b)) an aggregate principal amount of Revolving Credit Advances (or Term Loan Advances, if applicable) ratably to the Banks in an amount equal to or, at the option of the Borrowers, greater than such excess, with accrued interest to the date of such prepayment on the principal amount prepaid. The Borrowers may determine which Borrowing such prepayment shall be allocated to, and any such prepayment of Eurocurrency Rate Advances shall be subject to the provisions of Section 8.04(b).

SECTION 2.10. Increased Costs; Capital Adequacy; Illegality. (a) If, due to either (i) the introduction of or any change (other than any change by way of imposition or increase of reserve requirements, in the case of Eurocurrency Rate Advances, to the extent already included in the Eurocurrency Rate Reserve Percentage) in or in the interpretation of any law or regulation or (ii) the compliance with any guideline or request from any central bank or other governmental authority (whether or not having the force of law), there shall be any increase in the cost to any Bank of agreeing to make or making, funding or maintaining Eurocurrency Rate Advances, then the Borrowers shall from time to time, upon written demand by such Bank (with a copy of such demand to the Administrative Agent), be jointly and severally obligated to pay to the Administrative Agent for the account of such Bank additional amounts sufficient to compensate such Bank for such increased cost. A certificate describing in reasonable detail the amount of such increased cost, submitted to the Borrowers and the Administrative Agent by such Bank, shall create a rebuttable presumption of such increased cost. Compensation for such increased cost shall be paid jointly and severally by the Borrowers.

(b) If any Bank determines that compliance with any law or regulation or any guideline or request from any central bank or other governmental authority (whether or not having the force of law) affects or would affect the amount of capital required or expected to be maintained by such Bank or by any Person controlling such Bank and that the amount of such capital is increased by or based upon the existence of such Bank's Advances or commitment to lend hereunder, then, upon written demand by such Bank (with a copy of such demand to the Administrative Agent), the Borrowers shall be jointly and severally obligated to immediately pay to the Administrative Agent for the account of such Bank, from time to time as specified by such Bank, additional amounts sufficient to compensate such Bank (or, if applicable, such Person controlling such Bank) in the light of such circumstances, to the extent that such Bank reasonably determines such increase in capital to be allocable to the existence of such Bank's commitment to lend hereunder. A certificate describing in reasonable detail such amounts submitted to the Borrowers by such Bank shall create a rebuttable presumption of such amounts. Compensation for such increased capital shall be paid jointly and severally by the Borrowers.

(c) If any Bank shall notify the Administrative Agent that the introduction of or any change in or in the interpretation of any law or regulation makes it unlawful, or that any central bank or other governmental authority asserts that it is unlawful, for such Bank or its Eurodollar Lending Office to perform its obligations hereunder to make Eurocurrency Rate Advances or to fund or maintain Eurocurrency Rate Advances hereunder, (i) all Eurocurrency Rate Advances of such Bank to any Borrower then outstanding shall be redenominated into Dollars and begin bearing interest at the Base Rate for the Interest Period selected by Borrowers in accordance with the procedures of Section 2.02(a) or Section 2.03(a), notwithstanding any prior election by such Borrower to the contrary, either (x) one Business Day after such notice, or (y) if such Bank may lawfully continue to maintain and fund such Advances at the applicable Eurocurrency Rate to a later day during such Interest Period, on such later day (in which case the Borrowers shall be jointly and severally obligated to reimburse such Bank for any resulting losses as provided in Section 8.04(b)) and (ii) the obligation of such Bank to make Eurocurrency Rate Advances, as applicable, shall be suspended until such Bank shall notify the Administrative Agent that the circumstances causing such suspension no longer exist, and until such notification has been given, such Bank shall fund its Revolving Credit Advance made in connection with each Revolving Credit Borrowing comprised of Eurocurrency Rate Advances as a Base Rate Advance.

(d) If the Majority Banks shall, at least one Business Day before the requested date of, or the proposed Conversion, Redenomination or continuation of the Advances comprising all or part of, any requested Revolving Credit Borrowing or Term Loan Borrowing, notify the Administrative Agent that the Eurocurrency Rate for Eurocurrency Rate Advances comprising such Borrowing will not adequately reflect the cost to such Majority Banks of making or funding their respective Eurocurrency Rate Advances for such Revolving Credit Borrowing or Term Loan Borrowing, the Administrative Agent shall so notify the Borrowers, and (1) each such outstanding Eurocurrency Rate Advance will automatically, on the last day of the then existing Interest Period therefor, Convert into (or if such Advance is then a Base Rate Advance, shall continue as), and with respect to a requested Advance as part of a requested Borrowing, such Advance shall be, a Base Rate Advance, and (2) the right of the Borrowers to select the Eurocurrency Rate for such Borrowing, and the right of the Borrowers to Convert Advances into, or continue Advances as, Eurocurrency Rate Advances, or to select the Eurocurrency Rate for any subsequent Borrowing, shall be suspended until the Administrative Agent shall notify the Borrowers and the Banks that the circumstances causing such suspension no longer exist, and each Advance comprising such Borrowing shall be a Base Rate Advance.

(e) In the event that a Bank (an "Affected Bank") demands payment from the Borrowers at any time pursuant to subsection (a) or (b) of this Section 2.10, then from such time and for so long thereafter as such Bank remains an Affected Bank, the Borrowers may either (1) terminate such Affected Bank's Commitment hereunder or (2) replace such Affected Bank with another bank or banks acceptable to the Administrative Agent (the consent of the Administrative Agent not to be unreasonably withheld or delayed); provided that (i) no Event of Default has occurred and is continuing at such time, (ii) in the case of clause (2), the Affected Bank and the replacement bank(s) execute and deliver to the Administrative Agent an Assignment and Acceptance and such other documents, agreements and instruments as the Administrative Agent may reasonably require in order to effectuate the assumption by such replacement bank(s) of the Affected Bank's obligations hereunder, and (iii) the Affected Bank has been paid all amounts due to it hereunder. In no event shall the replacement of an Affected Bank impair or otherwise affect the obligation of the Borrowers to make the payments demanded by such Affected Bank pursuant to this Section 2.10 and, if applicable, Section 8.04(b).

SECTION 2.11. Payments and Computations.

(a) The Borrowers shall make each payment hereunder and under the Notes (except with respect to principal of, interest on, and other amounts relating to Advances denominated in an Agreed Currency other than Dollars), without set-off, deduction, or counterclaim, not later than 11:00 A.M. (New York City time) on the day when due in Dollars to the Administrative Agent in same day funds by deposit of such funds to the Administrative Agent's account maintained at the Payment Office for Dollars in New York City. The Borrowers shall make each payment hereunder and under the Notes with respect to principal of, interest on, and other amounts relating to Advances denominated in an Agreed Currency other than Dollars, without set-off, deduction, or counterclaim, not later than 11:00 A.M. (London time) on the day when due in such Agreed Currency to the Administrative Agent in same day funds by deposit of such funds to the Administrative Agent's account maintained at the Payment Office for such Agreed Currency. The Administrative Agent will promptly thereafter cause to be distributed like funds relating to the payment of principal or interest or fees ratably (other than amounts payable pursuant to Section 2.02(c), 2.05(d), 2.10, 2.12 or 8.04) to the applicable Banks for the account of their respective Applicable Lending Offices, and like funds relating to the payment of any other amount payable to any Bank to such Bank for the account of its Applicable Lending Office, in each case to be applied in accordance with the terms of this Agreement.

(b) All computations of interest based on the Base Rate determined pursuant to clause (a) or (b) of the definition thereof shall be made by the Administrative Agent on the basis of a year of 365 or 366 days, as the case may be; and all computations of interest based on the Eurocurrency Rate or the Federal Funds Rate, and all computations of the Facility Fees, the Duration Fee and the Term Loan Premium shall be made by the Administrative Agent on the basis of a year of 360 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest, Facility Fees, the Duration Fees or Term Loan Premium are payable. Each determination by the Administrative Agent of an interest rate hereunder shall be conclusive and binding for all purposes, absent manifest error.

(c) Whenever any payment hereunder or under the Notes shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest, Facility Fees, the Duration Fees or Term Loan Premium, as the case may be; provided, however, if such extension would cause payment of interest on or principal of Eurocurrency Rate

Advances to be made in the next following calendar month, such payment shall be made on the next preceding Business Day and such contraction of time shall in such case reduce the days included in the computation of payment of interest.

(d) Unless the Administrative Agent shall have received notice from the Borrowers prior to the date on which any payment is due to the Banks hereunder that the Borrowers will not make such payment in full, the Administrative Agent may assume that the Borrowers have made such payment in full to the Administrative Agent on such date and the Administrative Agent may, in reliance upon such assumption, cause to be distributed to each Bank on such due date an amount equal to the amount then due such Bank. If and to the extent that the Borrowers shall not have so made such payment in full to the Administrative Agent, each Bank shall repay to the Administrative Agent forthwith on demand such amount distributed to such Bank together with interest thereon, for each day from the date such amount is distributed to such Bank until the date such Bank repays such amount to the Administrative Agent, at the Federal Funds Rate.

SECTION 2.12. <u>Taxes</u>. (a) Any and all payments by any of the Borrowers hereunder or under each of the Notes shall be made, in accordance with <u>Section 2.11</u>, free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, <u>excluding</u>, in the case of each Bank and the Administrative Agent, taxes imposed on its income, and franchise taxes imposed on it, by the jurisdiction under the laws of which such Bank or the Administrative Agent (as the case may be) is organized or any political subdivision thereof and, in the case of each Bank, taxes imposed on its income, and franchise taxes imposed on it, by the jurisdiction of such Bank's Applicable Lending Office or any political subdivision thereof (all such non-excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as "<u>Taxes</u>"). If any Borrower shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder or under any Note to any Bank or the Administrative Agent, (i) the sum payable by the Borrowers shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this <u>Section 2.12</u>) such Bank or the Administrative Agent (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made, (ii) such Borrower shall make such deductions and (iii) such Borrower shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law.

(b) In addition, the Borrowers jointly and severally agree to pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies which arise from any payment made hereunder or under the Notes or from the execution, delivery or registration of, or otherwise with respect to, this Agreement or the Notes (hereinafter referred to as "<u>Other Taxes</u>"). Such Other Taxes shall be paid jointly and severally by the Borrowers.

(c) The Borrowers jointly and severally agree to indemnify each Bank and the Administrative Agent for the full amount of Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this <u>Section 2.12</u>) paid by such Bank or the Administrative Agent (as the case may be) and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto. This indemnification shall be made within 30 days from the date such Bank or the Administrative Agent (as the case may be) makes written demand therefor.

(d) Within 30 days after the date of any payment of Taxes, the Borrower paying such Taxes will furnish to the Administrative Agent, at its address referred to in Section 8.02, a copy of a receipt evidencing payment thereof; provided, however, that such copy shall be furnished solely for the purpose of enabling the Administrative Agent to verify the payment of such Taxes by such Borrower as required above. If no Taxes are payable in respect of any payment hereunder or under the Notes, the Borrowers will furnish to the Administrative Agent, at such address, a certificate from each appropriate taxing authority, or an opinion of counsel acceptable to the Administrative Agent, in either case stating that such payment is exempt from or not subject to Taxes; provided, however, that if any Bank or the Administrative Agent, as a recipient of payments called for hereunder, shall be exempt from or entitled to a reduced rate of any Taxes, particularly those imposed by way of withholding, whether by virtue of the provisions of a relevant treaty or otherwise, it shall be incumbent upon such Bank or the Administrative Agent to (a) so inform the Borrowers, (b) furnish to the Borrowers whatever certification or other documentation may be required by law or regulation to establish such exemption or reduced rate, and (c) cooperate with the Borrowers in any and all other respects to the extent necessary to establish such exemption or eligibility for reduced rate.

(e) Any Bank whose Advances have resulted in the imposition of Taxes shall use its best efforts (consistent with its internal policy and legal and regulatory restrictions) to take such steps as would eliminate or reduce the amount of such Taxes; provided that no such steps shall be required to be taken if, in the reasonable judgment of such Bank, such steps would be disadvantageous to such Bank.

(f) Without prejudice to the survival of any other agreement of the Borrowers hereunder, the agreements and obligations of the Borrowers contained in this Section 2.12 shall survive the payment in full of principal and interest hereunder and under the Notes.

SECTION 2.13. Sharing of Payments, Etc. If any Bank shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of the Advances made by it (other than pursuant to Sections 2.02(c), 2.05(d), 2.10, 2.12 or 8.04) in excess of its ratable share of payments on account of the Advances obtained by all the Banks, such Bank shall forthwith notify the Administrative Agent thereof and purchase from the other Banks such participations in the Advances made by them as shall be necessary to cause such purchasing Bank to share the excess payment ratably with each of them; provided, however, that if all or any portion of such excess payment is thereafter recovered from such purchasing Bank, such purchase from each Bank shall be rescinded and such Bank shall repay to the purchasing Bank the purchase price to the extent of such recovery together with an amount equal to such Bank's ratable share (according to the proportion of (i) the amount of such Bank's required repayment to (ii) the total amount so recovered from the purchasing Bank) of any interest or other amount paid or payable by the purchasing Bank in respect of the total amount so recovered. Each Borrower agrees that any Bank so purchasing a participation from another Bank pursuant to this Section 2.13 may, to the fullest extent permitted by law, exercise all its rights of payment (including the right of set-off) with respect to such participation as fully as if such Bank were the direct creditor of such Borrower in the amount of such participation.

SECTION 2.14. Tax Forms. Each Bank that is not a United States person (as such term is defined in Section 7701(a)(30) of the Code) shall submit to the Borrowers and the

Administrative Agent, on or before the Closing Date (or in the case of any Person becoming a Bank hereunder pursuant to Section 2.05(c) or Section 8.07, on or before the date of acceptance by the Administrative Agent of the applicable Assumption and Acceptance or Assignment and Acceptance), duly completed and signed copies of either Form W-8BEN (relating to such Bank and entitling it to a complete exemption from withholding on all amounts to be received by such Bank at any Applicable Lending Office designated by such Bank, including fees, under this Agreement) or Form W-8ECI (relating to all amounts to be received by such Bank at any Applicable Lending Office designated by such Bank, including fees, under this Agreement) of the United States Internal Revenue Service and Form W-8BEN (relating to the foreign status exemption from United States federal income tax backup withholding), or, in any such case, such successor forms as shall be adopted from time to time by the relevant United States taxing authorities. Thereafter and from time to time, each such Bank shall, to the extent that it may lawfully do so, submit to the Borrowers and the Administrative Agent such additional duly completed and signed copies of one or the other of such forms (or such successor forms as shall be adopted from time to time by the relevant United States taxing authorities) as may be (i) requested by the Borrowers or the Administrative Agent from such Bank and (ii) required under then-current United States law or regulations to determine the United States withholding taxes on payment in respect of all amounts to be received by such Bank at any Applicable Lending Office designated by such Bank, including fees, under this Agreement. Upon the request of the Borrowers or the Administrative Agent, each Bank that is a United States person (as such term is defined in Section 7701(a)(30) of the Code) shall submit to the Borrowers and the Administrative Agent a certificate to the effect that it is such a United States person. If any Bank determines that it is unable to submit to the Borrowers and the Administrative Agent any form or certificate that such Bank is obligated to submit pursuant to this Section 2.14, or that such Bank is required to withdraw or cancel any such form or certificate previously submitted, such Bank shall promptly notify the Borrowers and the Administrative Agent of such fact.

SECTION 2.15. Market Disruption; Denomination of Amounts in Dollars.

(a) Market Disruption. Notwithstanding the satisfaction of all conditions referred to in Article III and this Article II with respect to any Borrowing in any Agreed Currency other than Dollars, if there shall occur on or prior to the date of such Borrowing, or the continuation, Conversion or Redenomination of such Borrowing in or to an Agreed Currency other than Dollars, any change in national or international financial, political or economic conditions or currency exchange rates or exchange controls which would (i) in the reasonable opinion of the Borrowers, the Administrative Agent or the Banks having at least 66-2/3% of the Available Commitments, in the case of a Revolving Credit Borrowing, or 66-2/3% of the then aggregate outstanding Term Loan Advances, in the case of a Term Loan Borrowing, make it impracticable for the Eurocurrency Rate Advances comprising such Borrowing to be denominated in the Agreed Currency specified by the Borrowers, then the Administrative Agent shall forthwith give notice thereof to the Borrowers and the Banks, or the Borrowers shall give notice to the Administrative Agent and the Banks, as the case may be, and such Eurocurrency Rate Advances shall not be denominated in such currency but shall be made on the date of such Borrowing, or continued, Converted or Redenominated, as applicable, on the date of such continuation, Conversion or Redenomination, in Dollars, in an aggregate principal amount equal to the Dollar Amount of the aggregate principal amount specified in the related Notice of Revolving Credit

Borrowing, or the Dollar Amount of the Advances being continued, Converted or Redenominated, as applicable, as Base Rate Advances, unless the Borrowers notify the Administrative Agent at least one (1) Business Day before such date that (x) in the case of a requested Borrowing, they elect not to borrow on such date or (y) in the case of a requested Borrowing, continuation, Conversion or Redenomination, they elect to borrow on such date in a different Agreed Currency, or continue the applicable Advances in, or Convert or Redenominate the applicable Advances to, a different Agreed Currency, in which the denomination of such Advances would in the opinion of the Administrative Agent or the Banks having at least 66-2/3% of the Available Commitments, in the case of a Revolving Credit Borrowing, or 66-2/3% of the then aggregate outstanding Term Loan Advances, in the case of a Term Loan Borrowing, be practicable and in an aggregate principal amount equal to the Dollar Amount of the aggregate principal amount specified in the related Notice of Revolving Credit Borrowing, or the Dollar Amount of the Advances being continued, Converted or Redenominated, as applicable, or (ii) in the reasonable opinion of any Bank, make it impracticable for the Eurocurrency Rate Advance of such Bank comprising part of such Borrowing to be denominated in the Agreed Currency specified by the Borrowers, then the Administrative Agent shall forthwith give notice thereof to the Borrowers, and the Eurocurrency Rate Advance of such Bank as part of such Borrowing shall not be denominated in such currency but shall be made on the date of such Borrowing, or continued, Converted or Redenominated, as applicable, in Dollars, in an aggregate principal amount equal to the Dollar Amount of the aggregate principal amount of such Bank's Advance, as a Base Rate Advance, unless the Borrowers notify the Administrative Agent at least one (1) Business Day before such date that (x) in the case of a requested Borrowing, they elect not to borrow on such date or (y) in the case of a requested Borrowing, continuation, Conversion or Redenomination, the elect to borrow on such date in a different Agreed Currency, or continue the applicable Advances as, or Convert or Redenominate the applicable Advances to a different Agreed Currency, in which the denomination of all such Advances as part of such Borrowing would in the opinion of the Administrative Agent or the Banks having at least 66-2/3% of the Available Commitments, in the case of a Revolving Credit Borrowing, or 66-2/3% of the then aggregate outstanding Term Loan Advances, in the case of a Term Loan Borrowing, be practicable and in an aggregate principal amount equal to the Dollar Amount of the aggregate principal amount specified in the related Notice of Revolving Credit Borrowing, or the Dollar Amount of the Advances being continued, Converted or Redenominated, as applicable.

(b) Calculation of Amounts. Except as set forth below, all amounts referenced in this Article II shall be calculated using the Dollar Amount determined based upon the Equivalent Amount in effect as of the date of any determination thereof; provided, however, that to the extent the Borrowers shall be obligated hereunder to pay in Dollars any Borrowing denominated in a currency other than Dollars, such amount shall be paid in Dollars using the Dollar Amount of the Borrowing (calculated based upon the Equivalent Amount in effect on the date of payment thereof). Notwithstanding anything herein to the contrary, the full risk of currency fluctuations shall be borne by the Borrowers and the Borrowers jointly and severally agree to indemnify and hold harmless each of the Administrative Agent and the Banks from and against any loss resulting from any Borrowing denominated in a currency other than in Dollars.

SECTION 2.16. Term Loan Election. The Borrowers, at least ten (10) Business Days prior to the Scheduled Termination Date, may elect to convert, as of the Scheduled Termination Date, the aggregate principal amount of the Advances then outstanding into one-year term loan Advances denominated in currencies permitted hereunder (each such Advance upon such conversion, a "Term Loan Advance", and such election, the "Term Loan Election"); provided, however, that such election shall not be available to the Borrowers, and such conversion shall not be made, if (a) an Event of Default or unmatured Event of Default has occurred and is outstanding on or prior to the date of such election or the date on which such conversion is to occur or (b) the Revolving Credit Termination Date has occurred as a result of an event described in clause (ii) of the definition thereof. The conversion of Advances into Term Loan Advances pursuant to a Term Loan Election shall become effective on the Scheduled Termination Date (the "Term Loan Effective Date") upon the payment by the Borrowers of a fee in an amount equal to 5.00% times the aggregate principal amount of the Term Loan Advances on such date (the "Term Loan Election Fee"), which Term Loan Election Fee shall be payable to the Administrative Agent, for the ratable account of each Bank. Each such Term Loan Advance shall continue to be part of the Borrowing that it was a part of at the time of the Term Loan Effective Date. The aggregate principal amount of the Term Loan Advances, together with all accrued and unpaid interest thereon, and all outstanding fees, costs and expenses incurred in connection herewith, shall be due and payable on the Term Loan Repayment Date, and such payment obligations are the joint and several payment obligations of the Borrowers. The Borrowers shall be jointly and severally obligated to pay interest on the unpaid principal amount of each Term Loan Advance made to the Borrowers by each Bank from the Term Loan Effective Date until the Term Loan Repayment Date (such period, the "Term Loan Period"), at the following rates per annum: (x) if such Term Loan Advance is a Base Rate Advance, a rate per annum equal at all times during the Term Loan Period to the sum of the Base Rate in effect from time to time plus 6.5%, payable on the last day of each Interest Period (or, with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement, on the date of such prepayment), and (y) if such Term Loan Advance is a Eurocurrency Rate Advance, a rate per annum equal at all times during the applicable Interest Period to the sum of the Eurocurrency Rate during such Interest Period plus 7.5%, payable on the last day of such Interest Period (or, with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement, on the date of such prepayment). No amount repaid in respect of a Term Loan Advance may be reborrowed. On each of the 75th day, the 150th day, the 225th day and the 300th day after the Term Loan Effective Date, the Borrowers shall be jointly and severally obligated to pay to the Administrative Agent, for the ratable account of each Bank, a fee equal to 1.00% times the aggregate outstanding principal amount of the Term Loan Advances on such date (the "Term Loan Premium").

ARTICLE III
CONDITIONS OF LENDING

SECTION 3.01. Conditions Precedent to Initial Advances. The obligation of each Bank to make its initial Advance on or after the Closing Date is subject to the conditions precedent that the Administrative Agent shall have received on or before the day of the initial Borrowing the following, each dated the Closing Date, in form and substance satisfactory to the Administrative Agent and in sufficient copies for each Bank:

    (a) A fully executed copy of this Agreement.

(b) Certified copies of the resolutions of the Board of Directors of each Borrower evidencing corporate authority to execute and deliver this Agreement, the Notes and the other documents to be delivered hereunder, and of all documents evidencing other necessary corporate action and governmental approvals, if any, with respect to this Agreement, the Notes and the other documents to be delivered hereunder.

(c) A certificate of the Secretary or an Assistant Secretary of each Borrower certifying the names and true signatures of the officers of such Borrower authorized to sign this Agreement and the Notes and the other documents to be delivered hereunder.

(d) A favorable opinion of counsel for each of Caterpillar and CFSC, given upon their express instructions, substantially in the form of Exhibit D hereto.

(e) A favorable opinion of Sidley Austin LLP, counsel for the Administrative Agent, given upon the Administrative Agent's express instructions, substantially in the form of Exhibit E hereto.

In addition, the obligation of each Bank requesting Notes to make its initial Advance is subject to the further condition precedent that the Administrative Agent shall have received, on or before the day of the initial Borrowing, the Notes dated the Closing Date and payable to the order of such Bank.

SECTION 3.02. Conditions Precedent to Each Borrowing. The obligation of each Bank to make an Advance on the occasion of each Borrowing (including the initial Borrowing) shall be subject to the further conditions precedent that on the date of such Borrowing:

(a) the following statements shall be true (and each of the giving of the applicable Notice of Revolving Credit Borrowing and the acceptance by a Borrower of the proceeds of such Borrowing shall constitute a representation and warranty by such Borrower that on the date of such Borrowing such statements are true):

(i) The representations and warranties contained in Section 4.01 (excluding those contained in the second sentence of subsection (e) and in subsection (f) thereof), and if such Borrowing is by CFSC, Section 4.02, are correct on and as of the date of such Borrowing, before and after giving effect to such Borrowing and to the application of the proceeds therefrom, as though made on and as of such date, and

(ii) No event has occurred and is continuing, or would result from such Borrowing or from the application of the proceeds therefrom, which constitutes an Event of Default;

(b) With respect to the first $1,300,000,000 of Borrowings hereunder, the Administrative Agent shall have received the Funding Fees due and payable pursuant to Section 2.04(b); and

(c) the Administrative Agent shall have received such other approvals, opinions or documents as any Bank through the Administrative Agent may reasonably request.

SECTION 3.03. Conditions Precedent to Certain Borrowings. The obligation of each Bank to make an Advance on the occasion of any Borrowing which would increase the aggregate outstanding amount of Advances owing to such Bank over the aggregate amount of such Advances outstanding immediately prior to the making of such Advance shall be subject to the further conditions precedent that on the date of such Borrowing the following statements shall be true (and each of the giving of the applicable Notice of Revolving Credit Borrowing and the acceptance by a Borrower of the proceeds of such Borrowing shall constitute a representation and warranty by such Borrower that on the date of such Borrowing such statements are true): (i) the representations and warranties contained in subsection (f) of <u>Section 4.01</u> are correct on and as of the date of such Borrowing, before and after giving effect to such Borrowing and to the application of the proceeds therefrom, as though made on and as of such date, and (ii) no event has occurred and is continuing, or would result from such Borrowing or from the application of the proceeds therefrom, which would constitute an Event of Default but for the requirement that notice be given or time elapse or both.


ARTICLE IV
REPRESENTATIONS AND WARRANTIES


SECTION 4.01. <u>Representations and Warranties of the Borrowers</u>. Each Borrower represents and warrants as of the Closing Date and on each date specified in <u>Article III</u>, as follows:

(a) <u>Organization; Qualification</u>. Such Borrower is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly qualified to transact business and is in good standing as a foreign corporation in every jurisdiction in which failure to qualify may materially adversely affect (i) the financial condition or operations of such Borrower and its consolidated Subsidiaries taken as a whole or (ii) the ability of such Borrower to perform its obligations under this Agreement and the Notes.

(b) <u>Authority; No Conflict</u>. The execution, delivery and performance by such Borrower of this Agreement and the Notes are within such Borrower's corporate powers, have been duly authorized by all necessary corporate action, and do not contravene (i) such Borrower's charter or by-laws or (ii) any law or any contractual restriction binding on or affecting such Borrower.

(c) <u>Governmental Consents</u>. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution, delivery and performance by such Borrower of this Agreement or the Notes.

(d) <u>Execution; Enforceability</u>. This Agreement has been duly executed and delivered by a duly authorized officer of such Borrower. Upon execution of this Agreement by the Administrative Agent and when the Administrative Agent shall have been notified by each Bank that such Bank has executed this Agreement, this Agreement will be, and the Notes when executed and delivered hereunder will be, legal, valid and binding obligations of such Borrower enforceable against such Borrower in accordance with their respective terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally and by the effect of general principles of equity.

(e) <u>Accuracy of Information; Material Adverse Change</u>. The balance sheets of Caterpillar and CFSC and their respective Subsidiaries as at December 31, 2008, and the related statements of income and retained earnings of Caterpillar and CFSC and their respective Subsidiaries for the fiscal year then ended, copies of which have been furnished to each Bank, fairly present the financial condition of such Borrower and its Subsidiaries as at such dates and the results of the operations of such Borrower and its Subsidiaries for such period, all in accordance with generally accepted accounting principles consistently applied. Since December 31, 2008, there has been no material adverse change in such condition or operations.

(f) Litigation; Loss Contingencies. There is no pending or threatened action or proceeding affecting such Borrower or any of its Subsidiaries before any court, governmental agency or arbitrator which is reasonably likely to materially adversely affect the financial condition or operations of such Borrower and its consolidated Subsidiaries taken as a whole or which purports to affect the legality, validity or enforceability of this Agreement or any Note or which may materially adversely affect the ability of such Borrower to perform its obligations under this Agreement and the Notes.

(g) Margin Stock. Such Borrower is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Board of Governors of the Federal Reserve System), and no proceeds of any Advance will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock.

(h) ERISA. Each Plan of such Borrower is in substantial compliance with ERISA, the Code and regulations thereunder. No Plan has an accumulated or waived funding deficiency within the meaning of Section 412 of the Code. Neither such Borrower nor any ERISA Affiliate nor any fiduciary of any Plan which is not a Multiemployer Plan (as defined in Section 4001(a)(3) of ERISA) (i) has engaged in a nonexempt prohibited transaction described in Sections 406 of ERISA or 4975 of the Code or (ii) has taken or failed to take any action which would constitute or result in an ERISA Termination Event. Neither such Borrower nor any ERISA Affiliate has (i) failed to make a required contribution or payment to a Multiemployer Plan or (ii) made a complete or partial withdrawal under Sections 4203 or 4205 of ERISA from a Multiemployer Plan. Neither such Borrower nor any ERISA Affiliate has failed to make a required installment or any other required payment under Section 412 of the Code on or before the due date for such installment or other payment. Neither such Borrower nor any ERISA Affiliate has incurred any liability to the PBGC which remains outstanding other than the payment of premiums, and there are no premium payments which have become due which are unpaid.

(i) Taxes; Assessments. Such Borrower has paid or discharged, or caused to be paid or discharged, before the same shall have become delinquent, all taxes, assessments and governmental charges levied or imposed upon such the Borrower or any Subsidiary of such Borrower or upon the income, profits or property of such Borrower or any Subsidiary of such Borrower, other than such taxes, assessments and governmental charges the amount, applicability or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established.

SECTION 4.02. Additional Representations and Warranties of CFSC.

CFSC represents and warrants that neither it nor any of its Subsidiaries is an "investment company" or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended.

ARTICLE V
COVENANTS OF THE BORROWERS

SECTION 5.01. Affirmative Covenants. So long as any Advance shall remain unpaid or any Bank shall have any Commitment hereunder, each Borrower will, unless the Majority Banks shall otherwise consent in writing:

(a) Corporate Existence, Etc. Subject to Section 5.02(b), do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (charter and statutory) and franchises; provided, however, that such Borrower shall not be required to preserve any such right or franchise if its board of directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of such Borrower and that the loss thereof is not disadvantageous in any material respect to the Banks.

(b) Compliance with Laws, Etc. Comply, and cause each of its Subsidiaries to comply, in all material respects with all applicable laws, rules, regulations and orders, noncompliance with which may materially adversely affect (i) the financial condition or operations of such Borrower and its consolidated Subsidiaries taken as a whole or (ii) the ability of such Borrower to perform its obligations under this Agreement and the Notes.

(c) Maintenance of Properties. Cause all properties used or useful in the conduct of its business or the business of any of its Subsidiaries to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of such Borrower may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this Section shall prevent such Borrower from discontinuing the operation or maintenance of any of such properties if such discontinuance is, in the reasonable judgment of such Borrower, desirable in the conduct of its business or the business of any Subsidiary of such Borrower and not disadvantageous in any material respect to the Banks.

(d) Payment of Taxes and Other Claims. Pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon such Borrower or any of its Subsidiaries or upon the income, profits or property of such Borrower or any of its Subsidiaries, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of such Borrower or any of its Subsidiaries; provided, however, that such Borrower shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

(e) Use of Proceeds. Use all proceeds of Advances solely for general corporate purposes, including, but not limited to, repaying or prepaying Advances in accordance with the terms of this Agreement.

(f) Reporting Requirements. Furnish to the Banks:

(i) as soon as available and in any event within forty-five (45) days after the end of each of the first three quarters of each fiscal year of such Borrower, a consolidated balance sheet of such Borrower and its Subsidiaries as of the end of such quarter, and a consolidated statement of income and retained earnings of such Borrower and its Subsidiaries for the period commencing at the end of the previous fiscal year and ending with the end of such quarter;

(ii) as soon as available and in any event within ninety (90) days after the end of each fiscal year of such Borrower, a copy of the annual report for such year for such Borrower and its Subsidiaries, containing consolidated financial statements of such Borrower and its Subsidiaries for such year, certified (A) in a manner acceptable to the Majority Banks by PricewaterhouseCoopers L.L.P. or other independent public accountants acceptable to the Majority Banks and (B) as may be required under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all rules and regulations enacted under or in connection therewith;

(iii) together with each delivery of any financial statements pursuant to clauses (i) and (ii) above, a Compliance Certificate in substantially the form of Exhibit F-1 or F-2 hereto, as applicable, demonstrating in reasonable detail compliance as at the end of the applicable accounting periods with the covenants contained in Section 5.03 (in the case of Caterpillar) and Sections 5.04(a) and (b) (in the case of CFSC);

(iv) as soon as possible and in any event within five (5) days after the occurrence of each Event of Default with respect to such Borrower and each event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to such Borrower, continuing on the date of such statement, a statement of the chief financial officer of such Borrower setting forth details of such Event of Default or event and the action which such Borrower has taken and proposes to take with respect thereto;

(v) promptly after the sending or filing thereof, copies of all reports which such Borrower sends to any of its security holders, and copies of all reports and registration statements (without exhibits) which such Borrower or any of its Subsidiaries (without duplication) files with the Securities and Exchange Commission or any national securities exchange, in each case without duplication of materials furnished to the Banks pursuant to clauses (i) or (ii) of this subsection (f);

(vi) promptly after the written request of the Administrative Agent or any Bank, copies of all reports and notices which such Borrower or any Subsidiary of such Borrower files under ERISA with the Internal Revenue Service or the PBGC or the U.S. Department of Labor or which such Borrower or any Subsidiary of such Borrower receives from any such Person;

(vii) promptly after (A) the occurrence thereof, notice of the institution of or any material adverse development in any action, suit or proceeding or any governmental investigation or any arbitration, before any court or arbitrator or any governmental or administrative body, agency or official, against such Borrower or any of its material property, or (B) actual knowledge thereof, notice of the threat of any such action, suit, proceeding, investigation or arbitration, in each case which such Borrower reasonably believes is likely to be resolved against such Borrower and, if so resolved against such Borrower, is reasonably anticipated by such Borrower to materially adversely affect (x) the financial condition of such Borrower and its consolidated Subsidiaries taken as a whole or (y) the ability of such Borrower to perform its obligations under this Agreement and the Notes (without duplication of notices furnished to the Banks pursuant to clause (v) of this subsection (f));

(viii) promptly after (A) the occurrence thereof, notice that (1) an ERISA Termination Event or a "prohibited transaction," as such term is defined in Section 4975 of the Code, with respect to any Plan of such Borrower has occurred, which such notice shall specify the nature thereof and such Borrower's proposed response thereto, (2) such Borrower or an ERISA Affiliate has failed to make a required installment or any other required payment under Section 412 of the Code and (3) the plan administrator of any Plan has applied under Section 412(d) of the Code for a waiver of the minimum funding standards of Section 412(a) of the Code, together with copies of such waiver application, and (B) actual knowledge thereof, copies of any notice of the PBGC's intention to terminate or to have a trustee appointed to administer any Plan;

(ix) (A) on the Closing Date, the then Credit Ratings for such Borrower from S&P and Moody's and (B) within two (2) Business Days after such Borrower receives notice from S&P or Moody's of a change in any of such Borrower's Credit Ratings, such Borrower's revised Credit Ratings (or, if applicable, notice that a Credit Rating will no longer be received from such rating service); and

(x) such other information respecting the condition or operations, financial or otherwise, of such Borrower or any of its Subsidiaries as any Bank through the Administrative Agent may from time to time reasonably request in writing with an indication of the reason for such request.

Financial statements and other documents required to be furnished pursuant to Section 5.01(f)(i) or (ii) (to the extent any such financial statements or other documents are included in reports or other materials otherwise filed with the Securities and Exchange Commission) may be delivered electronically and if so delivered, shall be deemed to have been furnished on the date on which (i) the applicable Borrower posts such financial statements or other documents, or provides a link thereto, on such Borrower's website on the Internet, or (ii) such financial statements or other documents are posted on behalf of the applicable Borrower on the Approved Electronic Platform or an Internet or intranet website, if any, to which each Bank and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent or the Securities and Exchange Commission's website located at http://www.sec.gov/edgar/searchedgar/webusers.htm).

SECTION 5.02. Negative Covenants. So long as any Advance shall remain unpaid or any Bank shall have any Commitment hereunder, no Borrower will, without the written consent of the Majority Banks:

(a) Liens, Etc. Create or suffer to exist, or permit any of its Subsidiaries to create or suffer to exist, any lien, security interest or other charge or encumbrance of any kind, (excluding Caterpillar Purchase Claims and CFSC Purchase Claims, to the extent that such Purchase Claims could be deemed to constitute liens or security interests), upon or with respect to any of its properties, whether now owned or hereafter acquired, or assign, or permit any of its Subsidiaries to assign, any right to receive income (excluding any assignment of accounts receivable arising out of or in connection with the sale or securitization by Caterpillar, CFSC or any Subsidiary of either of its accounts receivable giving rise to Caterpillar Purchase Claims or CFSC Purchase Claims), in each case to secure or provide for the payment of any Debt of any Person, if the aggregate amount of the Debt so secured (or for which payment has been provided) would at any time exceed an amount equal to 10% of Consolidated Net Tangible Assets of such Borrower.

(b) Mergers, Etc. (i) Merge or consolidate with or into any Person, or permit any of its Subsidiaries to do so, or (ii) convey, transfer, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to any Person, or (iii) together with one or more of its consolidated Subsidiaries, convey, transfer, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or substantially all of the assets of such Borrower and its consolidated Subsidiaries (whether now owned or hereafter acquired) to any Person; except that any Subsidiary of such Borrower may merge or consolidate with or into, or transfer assets to, or acquire assets of, such Borrower or any other Subsidiary of such Borrower and except that any Subsidiary of such Borrower may merge into or transfer assets to such Borrower and such Borrower may merge with, and any Subsidiary of such Borrower may merge or consolidate with or into, any other Person, provided in each case that, immediately after giving effect to such proposed transaction, no Event of Default or event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default, would exist and in the case of any such merger to which a Borrower is a party, such Borrower is the surviving corporation.

SECTION 5.03. Financial Covenant of Caterpillar. So long as any Advance shall remain unpaid or any Bank shall have any Commitment hereunder, Caterpillar will, unless the Majority Banks shall otherwise consent in writing, maintain at all times during each fiscal year of Caterpillar, Consolidated Net Worth of not less than an amount equal to 75% of Consolidated Net Worth as at the end of its immediately preceding fiscal year.

SECTION 5.04. Financial and Other Covenants of CFSC. So long as any Advance shall remain unpaid or any Bank shall have any Commitment hereunder, CFSC will, unless the Majority Banks shall otherwise consent in writing:

(a) Ratio of CFSC Consolidated Debt to Consolidated Net Worth.

(i) Maintain at all times a ratio (the "Leverage Ratio") of CFSC Consolidated Debt to CFSC's Consolidated Net Worth of not greater than 10.0 to 1. For purposes of this subsection (i), the Leverage Ratio at any time shall be equal to the average of the Leverage Ratios as determined on the last day of each of the six preceding calendar months.

(ii) Maintain a Leverage Ratio of not greater than 10.0 to 1 on each December 31, commencing December 31, 2009. For purposes of this subsection (ii), the Leverage Ratio shall be the ratio of CFSC Consolidated Debt to CFSC's Consolidated Net Worth on the date for which computed.

(b) Interest Coverage Ratio. Maintain a ratio of (i) earnings of CFSC before income taxes and "Interest Expense" (as defined below) to (ii) Interest Expense, in each case calculated for the fiscal quarter then most recently ended for CFSC and its Subsidiaries on a consolidated basis in accordance with generally accepted accounting principles, of not less than 1.15 to 1 for each fiscal quarter. "Interest Expense" means, for any period of determination, all interest (without duplication), whether paid in cash or accrued as a liability, on Debt of CFSC and its Subsidiaries determined on a consolidated basis for such period (including imputed interest on any capital lease of CFSC or its Subsidiaries) in accordance with generally accepted accounting principles.

(c) Support Agreement. CFSC will not terminate, or make any amendment or modification to, the Support Agreement which, in the determination of the Administrative Agent, adversely affects the Banks' interests pursuant to this Agreement, without giving the Administrative Agent and the Banks at least thirty (30) days prior written notice and obtaining the written consent of the Majority Banks.

ARTICLE VI
EVENTS OF DEFAULT

SECTION 6.01. Events of Default. If any of the following events ("Events of Default") shall occur and be continuing with respect to any Borrower:

(a) Such Borrower shall fail to pay (i) any principal of any of the Advances when the same becomes due and payable, or (ii) any interest on any of the Advances, or any Facility Fee, Duration Fee, Funding Fee, Term Loan Election Fee, Term Loan Premium, other fee or other amount payable by it hereunder by the later of (A) five (5) Business Days after such item has become due and (B) two (2) Business Days after receipt of written notice from the Administrative Agent that such item has become due; or

(b) Any representation or warranty made by such Borrower herein or by such Borrower (or any of its officers) in connection with this Agreement, shall prove to have been incorrect in any material respect when made or deemed made; or

(c) Such Borrower shall fail to perform or observe (i) any covenant or agreement made by it contained in subsection (a) or (f)(iv) of Section 5.01 or in Section 5.02 or (ii) any other term, covenant or agreement contained in this Agreement on its part to be performed or observed if the failure to perform or observe such other term, covenant or agreement shall remain unremedied for 30 days after written notice thereof shall have been received by such Borrower; or

(d) Any of the following shall occur:

(i) such Borrower or any Subsidiary of such Borrower shall fail to pay any principal of, premium or interest on, or other amount owing in respect of any of its Debt which is outstanding in a principal amount of at least $50,000,000 in the aggregate, in the case of Caterpillar, or $35,000,000 in the aggregate, in the case of CFSC (but excluding, in each case, Debt consisting of such Borrower's obligations hereunder, under the Existing 364-Day Credit Agreement or under the Five-Year Credit Agreements) when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Debt, or

(ii) such Borrower or any Subsidiary of such Borrower shall fail to observe or perform any term, covenant or condition on its part to be observed or performed under any agreement or instrument relating to any such Debt which is outstanding in a principal amount of at least $50,000,000 in the aggregate, in the case of Caterpillar, or $35,000,000 in the aggregate, in the case of CFSC (but excluding, in each case, Debt consisting of such Borrower's obligations hereunder, under the Existing 364-Day Credit Agreement or under the Five-Year Credit Agreements), when required to be observed or performed, and such failure shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such failure is to accelerate, or permit the acceleration of, the maturity of such Debt or such Debt has been accelerated and such acceleration has not been rescinded, or

(iii) any amount of Debt in excess of $50,000,000 in the aggregate, in the case of Caterpillar, or $35,000,000 in the aggregate, in the case of CFSC, shall be required to be prepaid, defeased, purchased or otherwise acquired by such Borrower or any Subsidiary of such Borrower, other than by a regularly scheduled required prepayment, prior to the stated maturity thereof, or

(iv) any "Event of Default" shall occur with respect to any Borrower under the Existing 364-Day Credit Agreement or under either of the Five-Year Credit Agreements, or

(e) Such Borrower or any of its Subsidiaries shall generally not pay its debts as such debts become due, or an officer or other authorized representative of such Borrower or Subsidiary shall admit in writing such Borrower's or Subsidiary's inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by such Borrower or any of its Subsidiaries seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, or other similar official for it or for any substantial part of its property; or any such proceeding shall be instituted against such Borrower or any of its Subsidiaries and either an order for relief against such Borrower or Subsidiary is entered in such proceeding or such proceeding is not dismissed within forty-five (45) days; or such Borrower or any of its Subsidiaries shall take any corporate action to authorize any of the actions set forth above in this subsection (e);

provided, however, that the filing of one or more of the proceedings and/or the occurrence of one or more of the other events described in this Section 6.01(e) with respect to Elektrocieplownia Starachowice Sp. z o.o., Przedsiebiorstwo Energetyki Cieplnej "Bugaj" Sp. z o.o., Necoles Investments, B.V. or Caterpillar Power Ventures Europe, B.V. shall not constitute an Event of Default; or

(f) Any judgment or order for the payment of money in excess of (i) $100,000,000 in the case of Caterpillar, or (ii) $25,000,000 in the case of CFSC, shall be rendered against such Borrower or any of its Subsidiaries (other than CFSC and its Subsidiaries in the case of Caterpillar) and either (i) enforcement proceedings shall have been commenced by any creditor upon such judgment or order or (ii) there shall be any period of 30 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(g) (i) A Plan of such Borrower shall fail to maintain the minimum funding standard required by Section 412 of the Code for any plan year or a waiver of such standard is sought or granted under Section 412(d), or (ii) an ERISA Termination Event shall have occurred with respect to such Borrower or such Borrower or an ERISA Affiliate has incurred or is likely to incur a liability to or on account of a Plan under Section 4062, 4063, 4064, 4201 or 4204 of ERISA, or (iii) such Borrower or an ERISA Affiliate shall engage in any prohibited transaction described in Sections 406 of ERISA or 4975 of the Code for which a statutory or class exemption is not available or a private exemption has not been previously obtained from the Department of Labor, or (iv) such Borrower or an ERISA Affiliate shall fail to pay any required installment or any other payment required under Section 412 of the Code on or before the due date for such installment or other payment, or (v) such Borrower or an ERISA Affiliate shall fail to make any contribution or payment to any Multiemployer Plan (as defined in Section 4001(a)(3) of ERISA) which such Borrower or any ERISA Affiliate may be required to make under any agreement relating to such Multiemployer Plan or any law pertaining thereto, and there shall result from any such event or events either a liability or a material risk of incurring a liability to the PBGC or a Plan, which will have a material adverse effect upon the business, financial condition or results of operations of such Borrower and its Subsidiaries, taken as a whole;

(h) With respect to CFSC, a Change of Control shall occur; or

(i) With respect to CFSC, the Support Agreement shall for any reason fail to be in full force and effect, or any action shall be taken by either Borrower to discontinue or to assert the invalidity or unenforceability of the Support Agreement, or CFSC or Caterpillar shall fail to comply with any of the terms or provisions of the Support Agreement;

then, and in any such event, the Administrative Agent (x) shall at the request, or may with the consent, of the Majority Banks, by notice to the Borrowers, declare the obligation of each Bank to make Advances to the Borrowers to be terminated, whereupon the same shall forthwith terminate, and (y) shall at the request, or may with the consent, of the Majority Banks, by notice to the Borrowers, declare the Advances to the Borrowers, all interest thereon and all other amounts payable under this Agreement to be forthwith due and payable, whereupon such Advances, all such interest and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by each Borrower; provided, however, upon the occurrence of any Event of Default with respect to any Borrower described in Section 6.01(e), (A) the obligation of each Bank to make Advances to the Borrowers shall automatically be terminated and (B) the Advances to the Borrowers, all such interest and all such amounts shall automatically become and be due and payable, without presentment, demand, protest or any notice of any kind, all of which are hereby expressly waived by each Borrower.

ARTICLE VII
AGENCY

SECTION 7.01. <u>Appointment and Authority</u>. Each Bank hereby appoints Citibank to act on its behalf as the Administrative Agent hereunder and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this <u>Article VII</u> are solely for the benefit of the Administrative Agent and the Banks, and no Borrower shall have any rights as a third party beneficiary of any of such provisions.

SECTION 7.02. <u>Administrative Agent Individually</u>.

(a) The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Bank as any other Bank and may exercise the same as though it were not the Administrative Agent; and the term "Bank" or "Banks" shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrowers or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Banks.

(b) Each Bank understands that the Person serving as Administrative Agent, acting in its individual capacity, and its Affiliates (collectively, the "<u>Administrative Agent's Group</u>") are engaged in a wide range of financial services and businesses (including investment management, financing, securities trading, corporate and investment banking and research) (such services and businesses are collectively referred to in this <u>Section 7.02</u> as "<u>Activities</u>") and may engage in the Activities with or on behalf of one or more of the Borrowers or their respective Affiliates. Furthermore, the Administrative Agent's Group may, in undertaking the Activities, engage in trading in financial products or undertake other investment businesses for its own account or on behalf of others (including the Borrowers and their Affiliates and including holding, for its own account or on behalf of others, equity, debt and similar positions in the Borrowers or their respective Affiliates), including trading in or holding long, short or derivative positions in securities, loans or other financial products of one or more of the Borrowers or their Affiliates. Each Bank understands and agrees that in engaging in the Activities, the Administrative Agent's Group may receive or otherwise obtain information concerning the Borrowers or their Affiliates (including information concerning the ability of the Borrowers to perform their respective obligations hereunder) which information may not be available to any of the Banks that are not members of the Administrative Agent's Group. None of the Administrative Agent nor any member of the Administrative Agent's Group shall have any duty to disclose to any Bank or use on behalf of the Banks, and shall not be liable for the failure to so disclose or use, any information whatsoever about or derived from the Activities or otherwise (including any information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of any Borrower or any Affiliate of any Borrower) or to account for any revenue or profits obtained in connection with the Activities, except that the Administrative Agent shall deliver or otherwise make available to each Bank such documents as are expressly required by this Agreement to be transmitted by the Administrative Agent to the Banks.

(c) Each Bank further understands that there may be situations where members of the Administrative Agent's Group or their respective customers (including the Borrowers and their Affiliates) either now have or may in the future have interests or take actions that may conflict with the interests of any one or more of the Banks (including the interests of the Banks hereunder). Each Bank agrees that no member of the Administrative Agent's Group is or shall be required to restrict its activities as a result of the Person serving as Administrative Agent being a member of the Administrative Agent's Group, and that each member of the Administrative Agent's Group may undertake any Activities without further consultation with or notification to any Bank. None of (i) this Agreement or the Notes, (ii) the receipt by the Administrative Agent's Group of information (including the Information Memorandum) concerning the Borrowers or their Affiliates (including information concerning the ability of the Borrowers to perform their respective obligations hereunder) nor (iii) any other matter shall give rise to any fiduciary, equitable or contractual duties (including without limitation any duty of trust or confidence) owing by the Administrative Agent or any member of the Administrative Agent's Group to any Bank including any such duty that would prevent or restrict the Administrative Agent's Group from acting on behalf of customers (including the Borrowers or their Affiliates) or for its own account.

SECTION 7.03. Duties of Administrative Agent; Exculpatory Provisions.

(a) The Administrative Agent's duties hereunder are solely ministerial and administrative in nature and the Administrative Agent shall not have any duties or obligations except those expressly set forth herein. Without limiting the generality of the foregoing, the Administrative Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, but shall be required to act or refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the written direction of the Majority Banks (or such other number or percentage of the Banks as shall be expressly provided for herein), provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent or any of its Affiliates to liability or that is contrary to this Agreement or applicable law.

(b) The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Majority Banks (or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Section 8.01 and 6.01) or (ii) in the absence of its own gross negligence or willful misconduct. The Administrative Agent shall be deemed not to have knowledge of any Event of Default or the event or events that give or may give rise to any Event of Default unless and until the Borrowers or any Bank shall have given notice to the Administrative Agent describing such Event of Default and such event or events.

(c) None of the Administrative Agent or any member of the Administrative Agent's Group shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty, representation or other information made or supplied in or in connection with this Agreement or the Information Memorandum, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith or the adequacy, accuracy and/or completeness of the information contained therein, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Event of Default or unmatured Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, the Notes or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Article III or elsewhere herein, other than (but subject to the foregoing clause (ii)) to confirm receipt of items expressly required to be delivered to the Administrative Agent.

(d) Nothing in this Agreement shall require the Administrative Agent or any of its Related Parties to carry out any "know your customer" or other checks in relation to any person on behalf of any Bank and each Bank confirms to the Administrative Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Administrative Agent or any of its Related Parties.

SECTION 7.04. Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of an Advance that by its terms must be fulfilled to the satisfaction of a Bank, the Administrative Agent may presume that such condition is satisfactory to such Bank unless an officer of the Administrative Agent responsible for the transactions contemplated hereby shall have received notice to the contrary from such Bank prior to the making of such Advance, and in the case of a Borrowing, such Bank shall not have made available to the Administrative Agent such Bank's ratable portion of such Borrowing. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrowers), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

SECTION 7.05. Delegation of Duties. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. Each such sub-agent and the Related Parties of the Administrative Agent and each such sub-agent shall be entitled to the benefits of all provisions of this Article VII and Section 8.04 (as though such sub-agents were the "Administrative Agent" hereunder) as if set forth in full herein with respect thereto.

SECTION 7.06. Resignation of Administrative Agent. The Administrative Agent may at any time give notice of its resignation to the Banks and the Borrowers. Upon receipt of any such notice of resignation, the Majority Banks shall have the right, in consultation with the Borrowers, to appoint a successor, which shall be a bank with an office in New York, New York, or an Affiliate of any such bank with an office in New York, New York. If no such successor shall have been so appointed by the Majority Banks and shall have accepted such appointment within 60 days after the retiring Administrative Agent gives notice of its resignation (such 60-day period, the "Bank Appointment Period"), then the retiring Administrative Agent may on behalf of the Banks, appoint a successor Administrative Agent meeting the qualifications set forth above. In addition and without any obligation on the part of the retiring Administrative Agent to appoint, on behalf of the Banks, a successor Administrative Agent, the retiring Administrative Agent may at any time upon or after the end of the Bank Appointment Period notify the Borrowers and the Banks that no qualifying Person has accepted appointment as successor Administrative Agent and the effective date of such retiring Administrative Agent's resignation which effective date shall be no earlier than three business days after the date of such notice. Upon the resignation effective date established in such notice and regardless of whether a successor Administrative Agent has been appointed and accepted such appointment, the retiring Administrative Agent's resignation shall nonetheless become effective and (i) the retiring Administrative Agent shall be discharged from its duties and obligations as Administrative Agent hereunder and (ii) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Bank directly, until such time as the Majority Banks appoint a successor Administrative Agent as provided for above in this paragraph. Upon the acceptance of a successor's appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties as Administrative Agent of the retiring (or retired) Administrative Agent, and the retiring Administrative Agent shall be discharged from all of its duties and obligations as Administrative Agent hereunder (if not already discharged therefrom as provided above in this paragraph). The fees payable by the Borrowers to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrowers and such successor. After the retiring Administrative Agent's resignation hereunder, the provisions of this Article VII and Section 8.04 shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent.

SECTION 7.07. Non-Reliance on Administrative Agent and Other Banks.

(a) Each Bank confirms to the Administrative Agent, each other Bank and each of their respective Related Parties that it (i) possesses (individually or through its Related Parties) such knowledge and experience in financial and business matters that it is capable, without reliance on the Administrative Agent, any other Bank or any of their respective Related Parties, of evaluating the merits and risks (including tax, legal, regulatory, credit, accounting and other financial matters) of (x) entering into this Agreement, (y) making Advances and other extensions of credit hereunder and (z) in taking or not taking actions hereunder and thereunder, (ii) is financially able to bear such risks and (iii) has determined that entering into this Agreement and making Advances and other extensions of credit hereunder is suitable and appropriate for it.

(b) Each Bank acknowledges that (i) it is solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with this Agreement, (ii) that it has, independently and without reliance upon the Administrative Agent, any other Bank or any of their respective Related Parties, made its own appraisal and investigation of all risks associated with, and its own credit analysis and decision to enter into, this Agreement based on such documents and information, as it has deemed appropriate and (iii) it will, independently and without reliance upon the Administrative Agent, any other Bank or any of their respective Related Parties, continue to be solely responsible for making its own appraisal and investigation of all risks arising under or in connection with, and its own credit analysis and decision to take or not take action under, this Agreement based on such documents and information as it shall from time to time deem appropriate, which may include, in each case:

(A) the financial condition, status and capitalization of each Borrower;

(B) the legality, validity, effectiveness, adequacy or enforceability of this Agreement, the Notes (with respect to any Bank that has requested a Note) and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection herewith or therewith;

(C) determining compliance or non-compliance with any condition hereunder to the making of an Advance hereunder and the form and substance of all evidence delivered in connection with establishing the satisfaction of each such condition subject to confirmation by the Administrative Agent of its receipt of items requested to be delivered as conditions to lending pursuant to Sections 3.01 and 3.02 hereof;

(D) adequacy, accuracy and/or completeness of the Information Memorandum and any other information delivered by the Administrative Agent, any other Bank or by any of their respective Related Parties under or in connection with this Agreement, the transactions contemplated hereby and thereby or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection herewith or therewith.

SECTION 7.08. No Other Duties, etc. Anything herein to the contrary notwithstanding, none of the Persons acting as Bookrunners or Arrangers listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement, except in its capacity, as applicable, as the Administrative Agent or as a Bank hereunder.

SECTION 7.09. Indemnification. The Banks agree to indemnify the Administrative Agent (to the extent not reimbursed by the Borrowers), ratably according to the respective principal amounts of the Revolving Credit Advances, or Term Loan Advances, as applicable, then held by each of them (or if no Revolving Credit Advances are at the time outstanding, ratably according to the respective amounts of their Commitments), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Administrative Agent in any way relating to or arising out of this Agreement or any action taken or omitted by the Administrative Agent under this Agreement; provided that no Bank shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent's gross negligence or willful misconduct. Without limitation of the foregoing, each Bank agrees to reimburse the Administrative Agent promptly upon demand for its ratable share (determined as specified in the first sentence of this Section 7.09) of any out-of-pocket expenses (including reasonable counsel fees) incurred by the Administrative Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiation, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, to the extent that the Administrative Agent is not reimbursed for such expenses by the Borrowers.

ARTICLE VIII
MISCELLANEOUS

SECTION 8.01. Amendments, Etc. No amendment or waiver of any provision of this Agreement or the Notes, nor consent to any departure by any Borrower therefrom, shall in any event be effective unless the same shall be in writing and signed by the Borrowers and the Majority Banks and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no amendment, waiver or consent shall, unless in writing and signed by all the Banks, do any of the following: (a) waive any of the conditions specified in Section 3.01, 3.02, or 3.03 (if and to the extent that the Borrowing which is the subject of such waiver would involve an increase in the aggregate outstanding amount of Advances over the aggregate amount of Advances outstanding immediately prior to such Borrowing), (b) increase the Commitments of the Banks (other than pursuant to Section 2.05(c)) or subject the Banks to any additional obligations, (c) reduce or forgive the principal of, or interest on, the Advances or any fees or other amounts payable hereunder, (d) postpone any date fixed for any payment of principal of, or interest on, the Advances or any fees or other amounts payable hereunder, (e) change the definition of "Majority Banks" or the percentage of the Commitments or of the aggregate unpaid principal amount of the Advances, or the number of Banks, which shall be required for the Banks, or any of them, to take any action hereunder, or (f) amend Section 2.13 or this Section 8.01; and provided further that no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Borrowers and the Banks required above to take such action, affect the rights or duties of the Administrative Agent under this Agreement or any Note.

SECTION 8.02. Notices; Communications, Etc.

   (a) All notices, demands, requests, consents and other Communications provided for in this Agreement shall be given in writing, or by any telecommunication device capable of creating a written record (including electronic mail, except with respect to (x) service of process to any party or (y) communications to any Bank that has previously notified the Administrative Agent and the Borrowers that electronic mail is not an acceptable delivery method), and addressed to the party to be notified as follows:

        (i)   if to Caterpillar

             Caterpillar Inc.
             100 N.E. Adams Street
             Peoria, Illinois 61629-5370
             Attention of: Manager - Corporate Finance Services
             Telecopier No.: 309-675-4315
             E-Mail Address: McNaught_G_Dean@cat.com

        (ii)   if to CFSC

Caterpillar Financial Services Corporation
2120 West End Avenue
Nashville, Tennessee 37203-0001
Attention of: Treasurer
Telecopier No.: 615-341-8596
E-Mail Address: David.Kacynski@cat.com

    (iii)   if to the Administrative Agent

Citibank, N.A.
Bank Loan Syndications
1615 Brett Rd.
New Castle, Delaware 19720
Attention of: Bank Loan Syndications
Telecopier No.: 212-994-0961
E-Mail Address: Greg Victor

with a copy to

Citibank N.A.
233 South Wacker Drive
Chicago, Illinois 60606
Attention of: Marianne O'Donnell
Telecopier No.: 312-281-9155
E-Mail Address: marianne.odonnell@citi.com

    (iv)   if to any other Bank, to its address (or telecopier number or e-mail address) set forth in its Administrative Questionnaire;

or at such other address as shall be notified in writing (x) in the case of the Borrowers or the Administrative Agent, to the other parties and (y) in the case of all other parties, to the Borrowers and the Administrative Agent.

    (b) Except as otherwise provided in this Agreement, all notices, demands, requests, consents and other Communications described in clause (a) shall be effective (i) if delivered by hand, including any overnight courier service, upon personal delivery, (ii) if delivered by mail, when received by the intended recipient, (iii) if delivered by posting to an Approved Electronic Platform, an Internet website or a similar telecommunication device requiring that a user have prior access to such Approved Electronic Platform, website or other device (to the extent permitted by this Section 8.02 to be delivered thereunder), when such notice, demand, request, consent and other communication shall have been made generally available on such Approved Electronic Platform, Internet website or similar device to the class of Person being notified (regardless of whether any such Person must accomplish, and whether or not any such Person shall have accomplished, any action prior to obtaining access to such items, including registration, disclosure of contact information, compliance with a standard user agreement or undertaking a duty of confidentiality) and such Person has been notified in respect of such posting that a communication has been posted to the Approved Electronic Platform and (iv) if delivered by electronic mail or any other telecommunications device, when received by the intended recipient; provided, however, that notices and communications to the Administrative Agent pursuant to Article II or Article VII shall not be effective until received by the Administrative Agent. If any notice, demand, request or other communication related to an Event of Default (including, without limitation, any notice of a failure to make a required payment), is delivered by the Administrative Agent or any Bank to the Borrower by electronic mail or any other telecommunications device, the Administrative Agent or such Bank, as applicable, shall promptly deliver a duplicate copy of such notice, demand, request or other communication to the Borrower by hand (including by overnight courier service) or by mail.

(c) Notwithstanding clauses (a) and (b) (unless the Administrative Agent and the Borrowers agree that the provisions of clause (a) and (b) be followed) and any other provision in this Agreement providing for the delivery of any Approved Electronic Communication by any other means, the Borrowers shall deliver all Approved Electronic Communications to the Administrative Agent by properly transmitting such Approved Electronic Communications in an electronic/soft medium in a format reasonably acceptable to the Administrative Agent to oploanswebadmin@citigroup.com or such other electronic mail address (or similar means of electronic delivery) as the Administrative Agent may notify to the Borrowers. Nothing in this clause (c) shall prejudice the right of the Administrative Agent or any Bank to deliver any Communication to any Borrower in any manner authorized in this Agreement or to request that the Borrowers effect delivery in such manner.

(d) Each of the Banks and each Borrower agree that the Administrative Agent may, but shall not be obligated to, make the Approved Electronic Communications available to the Banks by posting such Approved Electronic Communications on Debt Domain™ or a substantially similar electronic platform chosen by the Administrative Agent to be its electronic transmission system (the "Approved Electronic Platform").

(e) Although the Approved Electronic Platform and its primary web portal are secured with generally-applicable security procedures and policies implemented or modified by the Administrative Agent from time to time (including, as of the Closing Date, a dual firewall and a User ID/Password Authorization System) and the Approved Electronic Platform is secured through a single-user-per-deal authorization method whereby each user may access the Approved Electronic Platform only on a deal-by-deal basis, each of the Banks and each Borrower acknowledges and agrees that the distribution of material through an electronic medium is not necessarily secure and that there are confidentiality and other risks associated with such distribution. In consideration for the convenience and other benefits afforded by such distribution and for the other consideration provided hereunder, the receipt and sufficiency of which is hereby acknowledged, each of the Banks and each Borrower hereby approves distribution of the Approved Electronic Communications through the Approved Electronic Platform and, subject to subsection (f) below, understands and assumes the risks of such distribution.

(f) THE APPROVED ELECTRONIC PLATFORM AND THE APPROVED ELECTRONIC COMMUNICATIONS ARE PROVIDED "AS IS" AND "AS AVAILABLE". NONE OF THE ADMINISTRATIVE AGENT NOR ANY OTHER MEMBER OF THE ADMINISTRATIVE AGENT'S GROUP WARRANTS THE ACCURACY, ADEQUACY OR COMPLETENESS

OF THE APPROVED ELECTRONIC COMMUNICATIONS OR THE APPROVED ELECTRONIC PLATFORM AND EACH EXPRESSLY DISCLAIMS ANY LIABILITY FOR ERRORS OR OMISSIONS IN THE APPROVED ELECTRONIC COMMUNICATIONS OR THE APPROVED ELECTRONIC PLATFORM, EXCEPT FOR ERRORS OR OMISSIONS RESULTING FROM ADMINISTRATIVE AGENT'S OR ADMINISTRATIVE AGENT GROUP'S GROSS NEGLIGENCE OR INTENTIONAL MISCONDUCT. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY THE ADMINISTRATIVE AGENT PARTIES IN CONNECTION WITH THE APPROVED ELECTRONIC COMMUNICATIONS OR THE APPROVED ELECTRONIC PLATFORM.

(g) Each of the Banks and each Borrower agree that the Administrative Agent may, but (except as may be required by applicable law) shall not be obligated to, store the Approved Electronic Communications on the Approved Electronic Platform in accordance with the Administrative Agent's generally-applicable document retention procedures and policies.

SECTION 8.03. <u>No Waiver; Remedies</u>. No failure on the part of any party hereto to exercise, and no delay in exercising, any right hereunder or under any Note shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

SECTION 8.04. <u>Costs, Expenses and Taxes</u>.

(a) The Borrowers jointly and severally agree to pay on written demand all reasonable costs and expenses of the Administrative Agent in connection with the preparation, execution, delivery, administration, modification and amendment of this Agreement, the Notes and the other documents to be delivered hereunder, including, without limitation, the reasonable fees and out-of-pocket expenses of counsel for the Administrative Agent with respect thereto and with respect to advising the Administrative Agent as to their rights and responsibilities under this Agreement. The Borrowers jointly and severally agree to pay all costs and expenses, if any (including, without limitation, reasonable counsel fees and expenses of the Banks), in connection with the enforcement (whether through negotiations, legal proceedings or otherwise) of this Agreement, the Notes and the other documents to be delivered hereunder. Such costs or expenses shall be paid jointly and severally by the Borrowers.

(b) If any payment of principal of any Eurocurrency Rate Advance is made other than on the last day of the Interest Period for such Advance, as a result of a payment pursuant to <u>Section 2.09</u> or acceleration of the maturity of the Advances pursuant to <u>Section 6.01</u> or for any other reason, or if the Banks receive payments from an Added Bank in connection with the purchase of a participation in Eurocurrency Rate Advances by such Added Bank pursuant to <u>Section 2.05(d)</u>, the Borrowers shall be jointly and severally obligated, upon demand by any Bank (with a copy of such demand to the Administrative Agent), to pay to the Administrative Agent for the account of such Bank any amounts as such Bank shall reasonably determine in good faith to be required to compensate such Bank for any additional losses, costs or expenses which it may reasonably incur as a result of such payment. Such indemnification shall include, without limitation, any loss, cost or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by any Bank to fund or maintain such Advance; provided, however, that any indemnification for such losses, costs and expenses shall be limited to an amount equal to (i) the principal amount of the Advance paid by the Borrowers or the amount of the participation purchased by such Added Bank, as the case may be, times (ii) the number of days remaining in the Interest Period applicable to such Advance, divided by 360, times (iii) the interest differential between the interest rate applicable to such Advance and the rate of interest which would apply on an Advance to the Borrowers of the same Type requested on the date of such payment by the Borrowers for an Interest Period which most nearly approximates the remaining term of the Interest Period applicable to the Advance paid by the Borrowers. A certificate describing in reasonable detail the amount of such losses, costs and expenses, and specifying therein the Type of loan in reference to which such Bank shall have made its calculations thereof (the "Reference Investment"), submitted to the Borrowers and the Administrative Agent by such Bank, shall create a rebuttable presumption of the rate applicable to the Reference Investment identified therein. In making any determination under this Section 8.04(b), each Bank shall use reasonable efforts to minimize the amount payable by the Borrowers hereunder to such Bank, provided that such action does not result in any additional cost, loss or expense for such Bank and is not otherwise disadvantageous to such Bank.

(c) The Borrowers jointly and severally agree to indemnify and hold harmless each of the Administrative Agent, each Bank, and each of their directors, officers and employees from and against any and all claims, damages, liabilities and expenses (including, without limitation, reasonable fees and disbursements of outside counsel and reasonable allocated costs and expenses of in-house counsel) which may be incurred by or asserted against the Administrative Agent, such Bank or any such director, officer or employee in connection with or arising out of any investigation, litigation, or proceeding (i) related to any transaction or proposed transaction (whether or not consummated) in which any proceeds of any Borrowing are applied or proposed to be applied, directly or indirectly, by either Borrower, whether or not the Administrative Agent, such Bank, or any such director, officer or employee is a party to such transactions or (ii) related to the Borrowers' entering into this Agreement or to any actions or omissions of the Borrowers, any of their respective Subsidiaries or Affiliates or any of their respective officers, directors or employees in connection therewith. Neither Borrower shall be required to indemnify any such indemnified Person from or against any portion of such claims, damages, liabilities or expenses (x) arising out of the gross negligence or willful misconduct of such indemnified Person or (y) that result from the violation by such indemnified Person of any law, regulation, ordinance, or judicial or governmental agency order.

SECTION 8.05. Right of Set-off. Upon (i) the occurrence and during the continuance of any Event of Default and (ii) the making of the request or the granting of the consent specified by Section 6.01 to authorize the Administrative Agent to declare the Advances to the Borrowers due and payable pursuant to the provisions of Section 6.01, each Bank is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Bank to or for the credit or the account of any Borrower against any and all of the obligations of the Borrowers now or hereafter existing under this

Agreement, and any Note held by such Bank, irrespective of whether or not such Bank shall have made any demand under this Agreement, or such Note and although such obligations may be unmatured. Each Bank agrees to immediately notify the Borrowers by telecopy after any such set-off and application made by such Bank, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of each Bank under this Section are in addition to other rights and remedies (including, without limitation, other rights of set-off) which such Bank may have.

SECTION 8.06. Binding Effect. This Agreement shall be deemed to have become effective as of March 31, 2009 when it shall have been executed by the Borrowers, and the Administrative Agent and when the Administrative Agent shall have been notified by each Bank that such Bank has executed it and thereafter this Agreement shall be binding upon and inure to the benefit of the Borrowers, the Administrative Agent, and each Bank and their respective successors and assigns, except that no Borrower shall have the right to assign its rights hereunder or any interest herein without the prior written consent of all the Banks.

SECTION 8.07. Assignments and Participations.

(a) (i) Each Bank may, upon not less than one (1) Business Day prior notice to the Administrative Agent, assign to one or more of such Bank's Affiliates or to one or more other Banks (or to any Affiliate of such Bank) all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Commitment, Commitment, the Advances owing to it and any Note or Notes held by it); provided, however, that (A) each such assignment shall be of a constant, and not a varying, percentage of all of the assigning Bank's rights and obligations under this Agreement, and shall be in an amount not less than the lesser of (x) $5,000,000 and (y) the remaining amount of the assigning Bank's Commitment (calculated as at the date of such assignment) or outstanding Advances (if such Bank's Commitment has been terminated), (B) no such assignment shall result in any Bank having a Commitment which is more than 25% of the Total Commitment, (C) the parties to each such assignment shall execute and deliver to the Administrative Agent, for its acceptance (but not consent), an Assignment and Acceptance, together with any Note or Notes subject to such assignment and a processing and recordation fee of $3,500, and (D) no such assignment shall be made to any Borrower or any of such Borrower's Affiliates or Subsidiaries.

(ii) In addition, each Bank may, upon not less than one (1) Business Day prior notice to the Administrative Agent and with the prior written consent of the Borrowers (which consent shall not be unreasonably withheld or delayed, provided that no consent of the Borrowers shall be required in connection with any assignment to a Bank or a Bank's Affiliate (assignments to which shall be governed by Section 8.07(a)(i) above) or to an Eligible Financial Institution if an Event of Default has occurred and is continuing), assign to one or more banks or other entities all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Commitment, the Advances owing to it and the Note or Notes, if any, held by it); provided further, that (A) each such assignment shall be of a constant, and not a varying, percentage of all of the assigning Bank's rights and obligations under this Agreement, and shall be in an amount not less than the lesser of (x) $5,000,000 and (y) the remaining amount of the assigning Bank's Commitment (calculated as at the date of such assignment) or outstanding Advances (if such Bank's Commitment has been terminated), (B) the parties to each such assignment shall execute and deliver to the Administrative Agent, for its acceptance (but not consent), an Assignment and Acceptance, together with any Note or Notes subject to such assignment and a processing and recordation fee of $3,500, and (C) no such assignment shall be made to any Borrower or any of such Borrower's Affiliates or Subsidiaries.

(iii) Upon such execution, delivery and acceptance of any such Assignment and Acceptance, from and after the effective date specified in such Assignment and Acceptance, (x) the assignee thereunder shall, in addition to the rights and obligations hereunder held by it immediately prior to such effective date (if any), have the rights and obligations hereunder that have been assigned to it pursuant to such Assignment and Acceptance and (y) the Bank assignor thereunder shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights and be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Bank's rights and obligations under this Agreement, such Bank shall cease to be a party hereto and thereto).

(b) By executing and delivering an Assignment and Acceptance, the Bank assignor thereunder and the assignee thereunder confirm to and agree with each other and the other parties hereto as follows: (i) other than as provided in such Assignment and Acceptance, such assigning Bank makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any other instrument or document furnished pursuant hereto or thereto; and (ii) such assigning Bank makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Borrower or the performance or observance by any Borrower of any of its obligations under this Agreement or any other instrument or document furnished pursuant hereto.

(c) The Administrative Agent, acting solely for this purpose as an agent of the Borrowers, shall maintain at its address referred to in Section 8.02 a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Banks, and the Commitments of, and principal amounts of the Advances owing to, each Bank pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be *prima facie* evidence of such matters, and the Borrowers, the Administrative Agent and the Banks may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Bank hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrowers or any Bank at any reasonable time and from time to time upon reasonable prior notice.

(d) Upon its receipt of an Assignment and Acceptance executed by an assigning Bank and an assignee, together with the Notes, if any, subject to such assignment, the Administrative Agent shall, if such Assignment and Acceptance has been completed and is in substantially the form of Exhibit C-1 hereto, (i) accept such Assignment and Acceptance, and (ii) give prompt notice thereof to the Borrowers. Within five (5) Business Days after its receipt of such notice, the Borrowers, at their own expense, shall execute and deliver to the Administrative Agent in exchange for any surrendered Note a new Note, if requested, to the order of such assignee and, if the assigning Bank has retained a Commitment hereunder and requested a new Note, a new Note to the order of the assigning Bank. Such new Note or Notes, if requested, shall be dated the effective date of such Assignment and Acceptance and shall otherwise be in substantially the form of Exhibit A hereto.

(e) Each Bank may sell participations to one or more banks or other entities in or to all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Commitment, the Advances owing to it and the Notes, if any, held by it); provided, however, that (i) such Bank's obligations under this Agreement (including, without limitation, its Commitment to the Borrowers hereunder) shall remain unchanged, (ii) such Bank shall remain solely responsible to the Borrowers, the other Banks and the Administrative Agent for the performance of such obligations, (iii) such Bank shall remain the holder of any such Notes for all purposes of this Agreement, and (iv) the Borrowers, the Administrative Agent and the other Banks shall continue to deal solely and directly with such Bank in connection with such Bank's rights and obligations under this Agreement.

(f) Notwithstanding the foregoing, any Bank may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including, without limitation, rights to payments of principal of and/or interest on the Advances) to secure obligations of such Bank, including any pledge or assignment to secure obligations to a Federal Reserve Bank, without prior notice to or consent of the Borrowers or the Administrative Agent; provided that no such pledge or assignment shall release such Bank from any of its obligations hereunder or substitute any such pledgee or assignee for such Bank as a party hereto.

SECTION 8.08. Governing Law; Submission to Jurisdiction; Service of Process.

(a) This Agreement and the Notes shall be governed by, and construed in accordance with, the laws of the State of New York (including Sections 5-1401 and 5-1402 of the General Obligations Laws of the State of New York but otherwise without regard to the conflict of law principles thereof).

(b) Each of the Administrative Agent, each Bank and each Borrower hereby (i) irrevocably submits to the jurisdiction of any New York State or United States federal court sitting in New York City (and any appellate court hearing appeals from any such court) in any action or proceeding arising out of or relating to this Agreement and hereby irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or in such federal court; (ii) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of any such action or proceeding; and (iii) agrees that a final judgment in any such action or proceeding may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each Borrower irrevocably consents to the service of process of any of the aforesaid courts in any such action or proceeding by the mailing or delivery of a copy of such process to The Corporation Trust Company, as its agent for the purpose of accepting such process, at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

(c) Nothing in this Section 8.08 shall affect the right of any Borrower, the Administrative Agent or any Bank to serve legal process in any other manner permitted by law or affect the right of any Borrower, the Administrative Agent or any Bank to bring any action or proceeding against any other party hereto or any property of any other party hereto in the courts of any other jurisdictions.

SECTION 8.09. Caterpillar as Agent for the Borrowers. CFSC hereby appoints Caterpillar as its agent for purposes of giving notice to or otherwise advising the Administrative Agent or the Banks in such instances where this Agreement calls for notice or advice from the Borrowers rather than from a specific Borrower (Caterpillar, in such capacity, being referred to herein as the "Borrower Agent").

SECTION 8.10. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due under this Agreement or under any of the Notes in any currency (the "Original Currency") into another currency (the "Other Currency"), the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, the Administrative Agent could purchase the Original Currency with the Other Currency on the Business Day preceding that on which final judgment is given. To the fullest extent permitted by applicable law, the obligation of any Borrower in respect to any sum due in the Original Currency to the Administrative Agent or any Bank shall, notwithstanding any judgment in an Other Currency, be discharged only to the extent that on the Business Day following receipt by the Administrative Agent or such Bank, as applicable, of any sum adjudged to be so due in the Other Currency, the Administrative Agent or such Bank, as applicable, may in accordance with normal banking procedures purchase the Original Currency with the Other Currency; if the amount of the Original Currency so purchased is less than the sum originally due to the Administrative Agent or such Bank, as applicable, in the Original Currency, the Borrowers jointly and severally agree, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or such Bank, as applicable, against such loss, and if the amount of the Original Currency so purchased exceeds the sum originally due the Administrative Agent or such Bank in the Original Currency, the Administrative Agent or such Bank, as applicable, agrees to remit to the Borrowers such excess.

SECTION 8.11. Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

SECTION 8.12. Waiver of Jury Trial. EACH BORROWER, THE ADMINISTRATIVE AGENT AND EACH BANK IRREVOCABLY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE, AMONG ANY OF THE PARTIES HERETO ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY NOTE. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY.

SECTION 8.13. USA Patriot Act Notification. The following notification is provided to the Borrowers pursuant to Section 326 of the USA Patriot Act:

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT. To help the government of the United States of America fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each Person that opens an account, including any deposit account, treasury management account, loan, other extension of credit, or other financial services product. Accordingly, when any Borrower opens an account, the Administrative Agent and the Banks will ask for the Borrower's name, tax identification number (if applicable), business address, and other information that will allow the Administrative Agent and the Banks to identify such Borrower. The Administrative Agent and the Banks may also ask to see such Borrower's legal organizational documents or other identifying documents.

SECTION 8.14. Confidentiality. Each of the Administrative Agent and each Bank agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates' respective managers, administrators, trustees, partners, directors, officers, employees, agents, advisors and other representatives who are involved in the transactions contemplated hereby or otherwise have a need to know (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority having jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other document related to or executed in connection herewith or therewith or any action or proceeding relating to this Agreement or any other document related to or executed in connection herewith or therewith or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or participant in, or any prospective assignee of or participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective party (or its managers, administrators, trustees, partners, directors, officers, employees, agents, advisors and other representatives), surety, reinsurer, guarantor or credit liquidity enhancer (or their advisors) to or in connection with any swap, derivative or other similar transaction under which payments are to be made by reference to the Borrowers and their respective obligations, or to this Agreement or payments hereunder, (iii) to any rating agency when required by it (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), or (iv) the CUSIP Service Bureau or any similar organization (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (g) with the consent of the Borrowers or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Administrative Agent any Bank or any of their respective Affiliates on a nonconfidential basis from a source other than the Borrowers.

For purposes of this Section, "Information" means all information received from the Borrowers or any of their respective Subsidiaries relating to the Borrowers or any of their respective Subsidiaries or any of their respective businesses, other than any such information that is available to the Administrative Agent and any Bank on a nonconfidential basis prior to disclosure by the Borrowers or any of their respective Subsidiaries, <u>provided</u> that, in the case of information received from the Borrowers or any of their respective Subsidiaries after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information, but in no event less than a reasonable degree of care.

SECTION 8.15. <u>Treatment of Information</u>.

(a) Certain of the Banks may enter into this Agreement and take or not take action hereunder or thereunder on the basis of information that does not contain Restricting Information. Other Banks may enter into this Agreement and take or not take action hereunder or thereunder on the basis of information that may contain Restricting Information. Each Bank acknowledges that United States federal and state securities laws prohibit any person from purchasing or selling securities on the basis of material, non-public information concerning an issuer of such securities or, subject to certain limited exceptions, from communicating such information to any other Person. Neither the Administrative Agent nor any of its Related Parties shall, by making any Communications (including Restricting Information) available to a Bank, by participating in any conversations or other interactions with a Bank or otherwise, make or be deemed to make any statement with regard to or otherwise warrant that any such information or Communication does or does not contain Restricting Information nor shall the Administrative Agent or any of its Related Parties be responsible or liable in any way for any decision a Bank may make to limit or to not limit its access to Restricting Information. In particular, none of the Administrative Agent nor any of its Related Parties (i) shall have, and the Administrative Agent, on behalf of itself and each of its Related Parties, hereby disclaims, any duty to ascertain or inquire as to whether or not a Bank has or has not limited its access to Restricting Information, such Bank's policies or procedures regarding the safeguarding of material, nonpublic information or such Bank's compliance with applicable laws related thereto or (ii) shall have, or incur, any liability to any Borrower or Bank or any of their respective Related Parties arising out of or relating to the Administrative Agent or any of its Related Parties providing or not providing Restricting Information to any Bank.

(b) Each Borrower agrees that (i) all Communications it provides to the Administrative Agent intended for delivery to the Banks whether by posting to the Approved Electronic Platform or otherwise shall be clearly and conspicuously marked "PUBLIC" if such Communications do not contain Restricting Information which, at a minimum, shall mean that the word "PUBLIC" shall appear prominently on the first page thereof, (ii) by marking Communications "PUBLIC," each Borrower shall be deemed to have authorized the Administrative Agent and the Banks to treat such Communications as either publicly available information or not material information (although, in this latter case, such Communications may contain sensitive business information and, therefore, remain subject to the confidentiality undertakings of <u>Section 8.14</u>) with respect to such Borrower or its securities for purposes of United States Federal and state securities laws, (iii) all Communications marked "PUBLIC" may be delivered to all Banks and may be made available through a portion of the Approved Electronic Platform designated "Public Side Information," and (iv) the Administrative Agent shall be entitled to treat any Communications that are not marked "PUBLIC" as Restricting Information and may post such Communications to a portion of the Approved Electronic Platform not designated "Public Side Information." Neither the Administrative Agent nor any of its Affiliates shall be responsible for any statement or other designation by an Borrower regarding whether a Communication contains or does not contain material non-public information with respect to any of the Borrowers or their securities nor shall the Administrative Agent or any of its Affiliates incur any liability to any Borrower, any Bank or any other Person for any action taken by the Administrative Agent or any of its Affiliates based upon such statement or designation, including any action as a result of which Restricting Information is provided to a Bank that may decide not to take access to Restricting Information. Nothing in this Section 8.15 shall modify or limit a Bank's obligations under Section 8.14 with regard to Communications and the maintenance of the confidentiality of or other treatment of Information.

(c) Each Bank acknowledges that circumstances may arise that require it to refer to Communications that might contain Restricting Information. Accordingly, each Bank agrees that it will nominate at least one designee to receive Communications (including Restricting Information) on its behalf and identify such designee (including such designee's contact information) on such Bank's Administrative Questionnaire. Each Bank agrees to notify the Administrative Agent from time to time of such Bank's designee's e-mail address to which notice of the availability of Restricting Information may be sent by electronic transmission.

(d) Each Bank acknowledges that Communications delivered hereunder may contain Restricting Information and that such Communications are available to all Banks generally. Each Bank that elects not to take access to Restricting Information does so voluntarily and, by such election, acknowledges and agrees that the Administrative Agent and other Banks may have access to Restricting Information that is not available to such electing Bank. None of the Administrative Agent nor any Bank with access to Restricting Information shall have any duty to disclose such Restricting Information to such electing Bank or to use such Restricting Information on behalf of such electing Bank, and shall not be liable for the failure to so disclose or use, such Restricting Information.

(e) The provisions of the foregoing clauses of this Section 8.15 are designed to assist the Administrative Agent, the Banks and the Borrowers, in complying with their respective contractual obligations and applicable law in circumstances where certain Banks express a desire not to receive Restricting Information notwithstanding that certain Communications hereunder or other information provided to the Banks hereunder or thereunder may contain Restricting Information. Neither the Administrative Agent nor any of its Related Parties warrants or makes any other statement with respect to the adequacy of such provisions to achieve such purpose nor does the Administrative Agent or any of its Related Parties warrant or make any other statement to the effect that Borrower's or Bank's adherence to such provisions will be sufficient to ensure compliance by such Borrower or Bank with its contractual obligations or its duties under applicable law in respect of Restricting Information and each of the Banks and each Borrower assumes the risks associated therewith.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers or representatives thereunto duly authorized, as of the date first above written.

CATERPILLAR INC.

By: /s/ Kevin E. Colgan
     Name: Kevin E. Colgan
     Title: Treasurer

CATERPILLAR FINANCIAL
SERVICES CORPORATION

By: /s/ James A. Duensing
     Name: James A. Duensing
     Title: Executive Vice President and Chief
                   Financial Officer

CITIBANK, N.A., as Administrative Agent

By: /s/ Kevin A. Ege
     Name: Kevin A. Ege
     Title: Authorized Signatory

<u>Banks</u>

<u>COMMITMENT</u>

$250,000,000   CITIBANK, N.A.

                                        By: /s/ Kevin A. Ege
                                             Name: Kevin A. Ege
                                             Title: Authorized Signatory

                                        Domestic Lending Office:

                                        Citibank, N.A.
                                        1615 Brett Rd.
                                        New Castle, Delaware 19720
                                        Attention: Greg Victor
                                        Phone: (302) 894-6010
                                        Fax: (212) 994-0961

                                        Eurocurrency Lending Office:

                                        Citibank, N.A.
                                        1615 Brett Rd.
                                        New Castle, Delaware 19720
                                        Attention: Greg Victor
                                        Phone: (302) 894-6010
                                        Fax: (212) 994-0961

<u>COMMITMENT</u>

$250,000,000   SOCIETE GENERALE

                                    By: /s/ Kimberly Metzger
                                         Name: Kimberly Metzger
                                         Title: Director

                                    Domestic / Eurocurrency Lending Office:

                                    Société Générale
                                    1221 Avenue of the Americas
                                    New York, NY 10020
                                    Phone: (212) 278-6600
                                    Fax: (201) 839-8115

                                    w/copy to:

                                    Société Générale
                                    190 South LaSalle Street, Suite 3850
                                    Chicago, IL 60603
                                    Attention: Kimberly Metzger
                                    Phone: (312) 894-6235
                                    Fax: (312) 894-6201

COMMITMENT

		COMMERZBANK AG, NEW YORK AND GRAND CAYMAN BRANCHES
250,000,000		

By: /s/ John Marlatt
       Name: John Marlatt
       Title: Senior Vice President

By: /s/Graham A. Warning
       Name: Graham A. Warning
       Title: Assistant Vice President

Domestic Lending Office:

Commerzbank AG, New York and
  Grand Cayman Branches
2 World Financial Center
New York, NY 10281-1050
Attention: Victoria Montero
Phone: (212) 266-7441
Fax: (212) 266-7593

Eurocurrency Lending Office:

Commerzbank AG, New York and
  Grand Cayman Branches
2 World Financial Center
New York, NY 10281-1050
Attention: Victoria Montero
Phone: (212) 266-7441

COMMITMENT

$125,000,000   LLOYDS TSB BANK PLC

By: /s/ Windsor Davies
      Name: Windsor Davies
      Title: Managing Director,
                Corporate Banking – North
                America

By: /s/ Mario Del Duca
      Name: Mario Del Duca
      Title: Associate Director,
                Corporate Banking – North
                America

Domestic Lending Office:

Lloyds TSB Bank plc
1251 Avenue of the Americas, 39th Floor
New York, NY 10020
Attention: Windsor Davies
Phone: (212) 930-8909
Fax: (212) 930-5098

Eurocurrency Lending Office:

Lloyds TSB Bank plc
1251 Avenue of the Americas, 39th Floor
New York, NY 10020
Attention: Patricia Kilian
Phone: (212) 930-8914
Fax: (212) 930-5033

<u>COMMITMENT</u>

$125,000,000

THE ROYAL BANK OF SCOTLAND PLC

By: /s/ L. Peter Yetman
    Name: L. Peter Yetman
    Title: SVP

Domestic Lending Office:

Royal Bank of Scotland plc
600 Steamboat Road
Greenwich, CT 06830
Attention: Claudio R. Truglia
Phone: (203) 971-7658
Fax: (212) 401-1494

Eurocurrency Lending Office:

Royal Bank of Scotland plc
600 Steamboat Road
Greenwich, CT 06830
Attention: Claudio R. Truglia
Phone: (203) 971-7658
Fax: (212) 401-1494

COMMITMENT

$75,000,000   HSBC BANK USA, NATIONAL
                                         ASSOCIATION

                                         By: /s/Paul L. Hatton
                                               Name: Paul L. Hatton
                                               Title: Managing Director

                                         Domestic Lending Office:

                                         HBSC Bank USA, National Association
                                         452 Fifth Avenue T-5
                                         New York, NY 10018
                                         Attention: Paul L. Hatton
                                         Phone: (212) 525-8872
                                         Fax: (917) 229-5141

                                         Eurocurrency Lending Office:

                                         Domestic Lending Office:

                                         HBSC Bank USA, National Association
                                         452 Fifth Avenue T-5
                                         New York, NY 10018
                                         Attention: Paul L. Hatton
                                         Phone: (212) 525-8872
                                         Fax: (917) 229-5141

COMMITMENT

$75,000,000

TORONTO DOMINION (NEW YORK) LLC

By: /s/Debbi L. Brito
     Name: Debbi L. Brito
     Title: Authorized Signatory

Domestic Lending Office:

TD Securities
Royal Trust Tower
77 King Street West
18th Floor
Toronto, Ontario, M5K 1A2
Attention: Ruth Bengo
Phone: (416) 590-4530
Fax: (416) 590-4335

Eurocurrency Lending Office:

TD Securities
Royal Trust Tower
77 King Street West
18th Floor
Toronto, Ontario, M5K 1A2
Attention: Ruth Bengo
Phone: (416) 590-4530
Fax: (416) 590-4335

COMMITMENT

$50,000,000

BANCO BILBAO VIZCAYA
ARGENTARIA S.A., NEW YORK
BRANCH

By: /s/ Michael D'Anna
    Name: Michael D'Anna
    Title: Director

By: /s/ Luis Ruigomez
    Name: Luis Ruigomez
    Title: Managing Director

Domestic Lending Office:

Banco Bilbao Vizcaya Argentaria S.A.
1345 Avenue of the Americas
45th Floor
New York, NY 10105
Attention: Michael D'Anna
Phone: (212) 728-1590
Fax: (212) 333-2904

Eurocurrency Lending Office:

Banco Bilbao Vizcaya Argentaria S.A.
1345 Avenue of the Americas
45th Floor
New York, NY 10105
Attention: Michael D'Anna
Phone: (212) 728-1590
Fax: (212) 333-2904

COMMITMENT

$50,000,000

INTESA SANPAOLO S.P.A. NEW YORK BRANCH

By: /s/ Robert Wurster

Name: Robert Wurster
Title: Senior Vice President

By: /s/ Francesco Di Mario

Name: Francesco Di Mario
Title: First Vice President

Domestic Lending Office:

Intesa Sanpaolo S.p.A.
1 William Street
New York, NY 10004
Attention: Robert Wurster
Phone: (212) 607-3870
Fax: (212) 809-9780

Eurocurrency Lending Office:

Intesa Sanpaolo S.p.A.
1 William Street
New York, NY 10004
Attention: Robert Wurster
Phone: (212) 607-3870
Fax: (212) 809-9780

COMMITMENT

$25,000,000

GOLDMAN SACHS BANK USA

By: /s/ Mark Walton
       Name: Mark Walton
       Title: Assistant Vice President

Domestic Lending Office:

Goldman Sachs Bank USA
30 Hudson Street, 36th Floor
Jersey City, NJ 07302
Attention: Muhammad Khan
Phone: (212) 357-4350
Fax: (917) 977-3966

Eurocurrency Lending Office:

Goldman Sachs Bank USA
30 Hudson Street, 36th Floor
Jersey City, NJ 07302
Attention: Muhammad Khan
Phone: (212) 357-4350
Fax: (917) 977-3966

COMMITMENT

$25,000,000   KBC BANK, N.V.

By: /s/ Olivier Smekens
      Name: Olivier Smekens
      Title: Assistant Vice President

By: /s/ Thomas R. Lalli
      Name: Thomas R. Lalli
      Title: Managing Director

Domestic Lending Office:

KBC Bank N.V.

1177 Avenue of the Americas
New York, NY 10036
Attention: Olivier Smekens
Phone: (212) 541-0778
Fax: (212) 541-0793

Eurocurrency Lending Office:

KBC Bank N.V.

1177 Avenue of the Americas
New York, NY 10036
Attention: Olivier Smekens
Phone: (212) 541-0778
Fax: (212) 541-0793

TOTAL COMMITMENT

$1,300, 000,000

EXHIBIT A

FORM OF NOTE

Dated: _____, 200_

FOR VALUE RECEIVED, the undersigned, Caterpillar Inc. and Caterpillar Financial Services Corporation (the "Borrowers"), HEREBY JOINTLY AND SEVERALLY PROMISE TO PAY to the order of _____

_____

_____ (the "Bank") for the account of its Applicable Lending Office (as defined in the Credit Agreement referred to below) the principal amount of each Advance (as defined below) made by the Bank to the Borrowers pursuant to the Credit Agreement (as defined below) on the last day of the Interest Period (as defined in the Credit Agreement) occurring on or prior to the Term Loan Effective Date (as defined in the Credit Agreement) for such Advance, and on the Term Loan Repayment Date (as defined in the Credit Agreement) if the Term Loan Election (as defined in the Credit Agreement) is made.

The Borrowers jointly and severally promise to pay interest on the unpaid principal amount of each Advance from the date of such Advance until such principal amount is paid in full, at such interest rates, and payable at such times, as are specified in the Credit Agreement.

Both principal and interest are payable in the currency and to the office of the Administrative Agent specified pursuant to the Credit Agreement, in same day funds. Each Advance made by the Bank to either Borrower and the maturity thereof, and all payments made on account of principal thereof, shall be recorded by the Bank and, prior to any transfer hereof, endorsed on the grid attached hereto which is part of this Promissory Note.

This Promissory Note is one of the Notes referred to in, and is entitled to the benefits of, the Credit Agreement (364-Day Facility) dated as of March 31, 2009, as the same may be amended, restated, supplemented or otherwise modified from time to time (the "Credit Agreement") among the Borrowers, the Bank and certain other banks parties thereto, and Citibank, N.A., as Administrative Agent for the Bank and such other banks. The Credit Agreement, among other things, (i) provides for the making of advances (the "Advances") by the Bank to the Borrowers from time to time in an aggregate amount not to exceed at any time outstanding such Bank's Commitment (as defined in the Credit Agreement) at such time, the indebtedness of the Borrowers resulting from each such Advance to either Borrower being evidenced by this Promissory Note, and (ii) contains provisions for acceleration of the maturity hereof upon the happening of certain stated events and also for prepayments on account of principal hereof prior to the maturity hereof upon the terms and conditions therein specified.

The Borrowers hereby waive presentment, demand, protest and notice of any kind. No failure to exercise, and no delay in exercising, any rights hereunder on the part of the holder hereof shall operate as a waiver of such rights.

This Promissory Note shall be governed by, and construed in accordance with, the laws of the State of New York, United States (including Sections 5-1401 and 5-1402 of the General Obligations Laws of the State of New York but otherwise without regard to the conflict of law principles thereof).

CATERPILLAR INC.

By _____
   Title:

CATERPILLAR FINANCIAL SERVICES CORPORATION

By _____
   Title:

2

ADVANCES, MATURITIES, AND PAYMENTS OF PRINCIPAL

Date	Type of Advance	Currency and Amount of Advance	Maturity of Advance	Amount of Principal Paid or Prepaid	Unpaid Principal Balance	Notation Made By

EXHIBIT B-1

NOTICE OF REVOLVING CREDIT BORROWING

Citibank, N.A., as Administrative Agent
for the Banks parties
to the Credit Agreement
referred to below
1615 Brett Rd.
New Castle, Delaware 19720
Attention: Bank Loan Syndications

Citibank, N.A.
233 South Wacker Drive
Chicago, Illinois 60606
Attention: Marianne O'Donnell

Ladies and Gentlemen:

The undersigned, Caterpillar Inc. and Caterpillar Financial Services Corporation, refer to the Credit Agreement (364-Day Facility) dated as of March 31, 2009, as the same may be amended, restated, supplemented or otherwise modified from time to time (the "Credit Agreement," the terms defined therein being used herein as therein defined), among the undersigned, certain Banks parties thereto, and Citibank, N.A., as Administrative Agent for said Banks, and hereby gives you notice, irrevocably, pursuant to Section 2.02 of the Credit Agreement that the undersigned hereby requests a Revolving Credit Borrowing under the Credit Agreement, and in that connection sets forth below the information relating to such Revolving Credit Borrowing (the "Proposed Revolving Credit Borrowing") as required by Section 2.02(a) of the Credit Agreement:

(i) The Business Day of the Proposed Revolving Credit Borrowing is _____, 200_.

(ii) The Type of Revolving Credit Advances comprising the Proposed Revolving Credit Borrowing is [Base Rate Advances] [Eurocurrency Rate Advances].

(iii) The currency of the Proposed Revolving Credit Borrowing is _____.

(iv) The aggregate amount of the Proposed Revolving Credit Borrowing is $_____.

(v) The Interest Period for each Advance made as part of the Proposed Revolving Credit Borrowing is [30 days] [_____ month[s]].

(vi) The proceeds of the Proposed Revolving Credit Borrowing should be remitted in same day funds to [Account Number, Bank Name, Account Name, _____].

The undersigned hereby certifies that the following statements are true on the date hereof, and will be true on the date of the Proposed Revolving Credit Borrowing:

(A) the representations and warranties contained in Section 4.01 [(excluding those contained in the second sentence of subsection (e) and in subsection (f) thereof)][1] [(excluding those contained in the second sentence of subsection (e) thereof)][2] [and Section 4.02][3] are correct, before and after giving effect to the Proposed Revolving Credit Borrowing and to the application of the proceeds therefrom, as though made on and as of such date; and

(B) no event has occurred and is continuing, or would result from such Proposed Revolving Credit Borrowing or from the application of the proceeds therefrom, which constitutes an Event of Default [or would constitute an Event of Default but for the requirement that notice be given or time elapse or both].[2]

Very truly yours,

CATERPILLAR INC.

By _____
       Title:

CATERPILLAR FINANCIAL SERVICES CORPORATION

By _____
       Title:

---

[1] To be included in Notices of Revolving Credit Borrowing pursuant to Section 3.02, unless Section 3.03 shall apply.

[2] To be included in Notices of Revolving Credit Borrowing pursuant to Section 3.03.

[3] To be included in Notices of Revolving Credit Borrowing from CFSC.

EXHIBIT B-2

NOTICE OF BANK ADDITION

Citibank, N.A., as Administrative Agent
for the Banks parties
to the Credit Agreement
referred to below
1615 Brett Rd.
New Castle, Delaware 19720
Attention: Bank Loan Syndications

Citicorp North America, Inc.
233 South Wacker Drive
Chicago, Illinois 60606
Attention: Marianne O'Donnell

Ladies and Gentlemen:

The undersigned, Caterpillar Inc. and Caterpillar Financial Services Corporation (the "Borrowers"), refer to the Credit Agreement (364-Day Facility) dated as of March 31, 2009, as the same may be amended, restated, supplemented or otherwise modified from time to time (the "Credit Agreement," the terms defined therein being used herein as therein defined), among the Borrowers, certain Banks parties thereto, and Citibank, N.A., as Administrative Agent for said Banks, and hereby give you notice, pursuant to Section 2.05(c) of the Credit Agreement that the Borrowers request a Bank Addition, and in that connection set forth below the information relating to such proposed Bank Addition (the "Proposed Bank Addition") as required by Section 2.05(c) of the Credit Agreement:

    (i) The Business Day of the Proposed Bank Addition is _____, 200_.

    (ii) The name and address of the proposed Added Bank are as follows:

            _____

            _____

            _____

    (iii) The amount of the Commitment of the proposed Added Bank, after giving effect to the Proposed Bank Addition, would be $_____.

Very truly yours,

CATERPILLAR INC.

By: _____
     Title:

CATERPILLAR FINANCIAL SERVICES
CORPORATION

By: _____
     Title:

EXHIBIT C-1

ASSIGNMENT AND ACCEPTANCE

Dated _____, 200_

Reference is made to the Credit Agreement (364-Day Facility) dated as of March 31, 2009, as the same may be amended, restated, supplemented or otherwise modified from time to time (the "Credit Agreement") among Caterpillar Inc. and Caterpillar Financial Services Corporation (the "Borrowers"), the Banks (as defined in the Credit Agreement), and Citibank, N.A., as Administrative Agent for the Banks (the "Administrative Agent"). Unless otherwise defined herein, terms defined in the Credit Agreement are used herein with the same meaning.

_____ (the "Assignor") and _____ (the "Assignee") agree as follows:

1. The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, the percentage interest specified on Schedule 1 hereto in and to all of the Assignor's rights and obligations under the Credit Agreement as of the date hereof (after giving effect to any other assignments thereof made prior to the date hereof, whether or not such assignments have become effective, but without giving effect to any other assignments thereof also made on the date hereof), including, without limitation, such percentage interest in (i) the Assignor's Commitment and Commitment, which on the date hereof (after giving effect to any other assignments thereof made prior to the date hereof, whether or not such assignments have become effective, but without giving effect to any other assignments thereof also made on the date hereof) are in the dollar amounts specified as the Assignor's Commitment on Schedule 1 hereto; (ii) the aggregate outstanding principal amount of Advances owing to the Assignor by each Borrower, which on the date hereof (after giving effect to any other assignments thereof made prior to the date hereof, whether or not such assignments have become effective, but without giving effect to any other assignments thereof also made on the date hereof) is in the dollar amount specified as the aggregate outstanding principal amount of Advances owing to the Assignor from such Borrower on Schedule 1 hereto; and (iii) the Notes, if any, held by the Assignor.

2. The Assignor (i) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (ii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement or any other instrument or document furnished pursuant thereto; (iii) makes no representation or warranty and assumes no responsibility with respect to the financial condition of either Borrower or the performance or observance by either Borrower of any of its obligations under the Credit Agreement or any other instrument or document furnished pursuant thereto; and (iv) attaches the Notes, if any, referred to in paragraph 1 above and requests that the Administrative Agent exchange each such Note for a new Note executed by the Borrowers payable to the order of the Assignee or new Notes executed by the Borrowers payable to the order of the Assignee and the Assignor, as applicable.

3. Following the execution of this Assignment and Acceptance by the Assignor and the Assignee, it will be delivered to the Administrative Agent for acceptance by the Administrative Agent. The effective date of this Assignment and Acceptance shall be the date of acceptance thereof by the Administrative Agent, unless a later date therefor is specified on Schedule 1 hereto (the "Effective Date").

4. Upon such acceptance by the Administrative Agent, as of the Effective Date, (i) the Assignee shall, in addition to the rights and obligations under the Credit Agreement held by it immediately prior to the Effective Date, have the rights and obligations under the Credit Agreement that have been assigned to it pursuant to this Assignment and Acceptance and (ii) the Assignor shall, to the extent provided in this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Credit Agreement.

5. Upon such acceptance by the Administrative Agent, from and after the Effective Date, the Administrative Agent shall make all payments under the Credit Agreement and the Notes, if any, in respect of the interest assigned hereby (including, without limitation, all payments of principal, interest, and Facility Fees with respect thereto) to the Assignee. The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Agreement and the Notes, if any, for periods prior to the Effective Date directly between themselves.

6. This Assignment and Acceptance shall be governed by, and construed in accordance with, the laws of the State of New York (including Sections 5-1401 and 5-1402 of the General Obligations Laws of the State of New York but otherwise without regard to the conflict of law principles thereof).

IN WITNESS WHEREOF, the parties hereto have caused this Assignment and Acceptance to be executed by their respective officers thereunto duly authorized, as of the date first above written, such execution being made on Schedule 1 hereto.

Schedule 1
to
Assignment and Acceptance
Dated _____, 200_

Section 1.

    Percentage Interest: _____%

    Assignor's Commitment: $_____

    Aggregate Outstanding Principal

    Amount of Advances owing to the
    Assignor: $_____

Section 2.

    Notes, if any, payable to the order
    of the Assignee

    Caterpillar and CFSC

            Dated: _____, 200_

    Notes, if any, payable to the order
    of the Assignor

    Caterpillar and CFSC

            Dated: _____, 200_

Section 3.

    Effective Date [4]:   _____, 200_

Section 4.

    Domestic Lending Office   _____

    Eurocurrency Lending Office   _____

                        [NAME OF ASSIGNOR]

---

[4] This date should be no earlier than the date of acceptance by the Administrative Agent.

By:_____
      Title:

[NAME OF ASSIGNEE]

By:_____
      Title:

Accepted this _____ day

of _____, 200_

[NAME OF AGENT], as Administrative Agent

By:_____
      Title:

Agreed to this _____ day
of _____, 200_ [5]

CATERPILLAR INC.

By:_____
      Title:

CATERPILLAR FINANCIAL SERVICES CORPORATION

By:_____
      Title:

---

[5] To be included when consent of the Borrowers is required pursuant to Section 8.07(a)(ii).

EXHIBIT C-2

ASSUMPTION AND ACCEPTANCE

Dated _____, 200_

Reference is made to the Credit Agreement (364-Day Facility) dated as of March 31, 2009, as the same may be amended, restated, supplemented or otherwise modified from time to time (the "Credit Agreement") among Caterpillar Inc. and Caterpillar Financial Services Corporation (the "Borrowers"), the Banks (as defined in the Credit Agreement), and Citibank, N.A., as Administrative Agent for the Banks (the "Administrative Agent"). Unless otherwise defined herein, terms defined in the Credit Agreement are used herein with the same meaning.

The Borrowers and _____ (the "Added Bank") agree as follows:

1. The Borrowers have requested the Added Bank to [become a Bank under the Credit Agreement and to accept and make a Commitment and Commitment under the Credit Agreement in the amounts set forth on Schedule 1 hereto][6] [increase its Commitment and Commitment under the Credit Agreement to the amounts set forth on Schedule 1 hereto][7] and the Added Bank has agreed to so [become a Bank and accept and make a Commitment and Commitment under the Credit Agreement in such amounts][8] [increase its Commitment and Commitment under the Credit Agreement to such amounts].[9] The Added Bank agrees, upon the Effective Date of this Assumption and Acceptance, to purchase a participation in any Revolving Credit Advances which are outstanding on the Effective Date in the amount determined pursuant to Section 2.05(d) of the Credit Agreement.

2. The Added Bank hereby acknowledges and agrees that neither the Administrative Agent nor any Bank (i) has made any representation or warranty, nor assumed any responsibility, with respect to any statements, warranties or representations made in or in connection with the Credit Agreement, or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement or any other instrument or document furnished pursuant thereto; or (ii) has made any representation or warranty, nor assumed any responsibility, with respect to the financial condition of any Borrower or the performance or observance by any Borrower of any of its obligations under the Credit Agreement or any other instrument or document furnished pursuant thereto.

3. Following the execution of this Assumption and Acceptance by the Added Bank and the Borrowers, it will be delivered to the Administrative Agent for acceptance by the Administrative

---

[6] To be used if the Added Bank is not already a Bank under the Credit Agreement.

[7] To be used if the Added Bank is already a Bank under the Credit Agreement.

[8] To be used if the Added Bank is not already a Bank under the Credit Agreement.

[9] To be used if the Added Bank is already a Bank under the Credit Agreement.

Agent. The effective date of this Assumption and Acceptance shall be the date of acceptance thereof by the Administrative Agent, unless a later date therefor is specified on <u>Schedule 1</u> hereto (the "Effective Date").

4. Upon such acceptance by the Administrative Agent, as of the Effective Date, (i) the Added Bank shall, in addition to the rights and obligations under the Credit Agreement held by it immediately prior to the Effective Date, if any, have the rights and obligations under the Credit Agreement that have been assumed by it pursuant to this Assumption and Acceptance.

5. Upon such acceptance by the Administrative Agent, from and after the Effective Date, the Administrative Agent shall make all payments under the Credit Agreement and the Notes, if any, in respect of the Commitment and Commitment assumed hereby (including, without limitation, all payments of principal, interest, Facility Fees and Term Loan Premium with respect thereto) to the Added Bank.

6. This Assumption and Acceptance shall be governed by, and construed in accordance with, the laws of the State of New York (including Sections 5-1401 and 5-1402 of the General Obligations Laws of the State of New York but otherwise without regard to the conflict of law principles thereof).

IN WITNESS WHEREOF, the Added Bank and the Borrowers have caused this Assumption and Acceptance to be executed by their respective officers thereunto duly authorized, as of the date first above written, such execution being made on <u>Schedule 1</u> hereto.

Schedule 1
to
Assumption and Acceptance
Dated _____, 200_

Section 1.

Added Bank's Commitment after
giving effect to this Assumption
and Acceptance: $_____

Section 2.

Effective Date [10]:   _____, 200_

Section 3.

Domestic Lending Office   _____

Eurocurrency Lending Office   _____

CATERPILLAR INC.

By:_____
    Title:

CATERPILLAR FINANCIAL
SERVICES CORPORATION

By:_____
    Title:

---

[10] This date should be no earlier than the date of acceptance by the Administrative Agent.

[NAME OF ADDED BANK]

By:_____
    Title:

Accepted this _____ day
of _____, 200_

[NAME OF AGENT]

By:_____
    Title:

EXHIBIT D

FORM OF OPINION OF COUNSEL
FOR EACH OF CATERPILLAR AND CFSC

[Closing Date]

To each of the Banks parties
to the Credit Agreement
(364-Day Facility) dated as of
March 31, 2009, among
Caterpillar Inc., Caterpillar
Financial Services Corporation,
said Banks, and Citibank, N.A., as Administrative Agent

Re: [Name of Applicable Borrower]

Ladies and Gentlemen:

I am [General Counsel/General Attorney] of [Name of Applicable Borrower], a [Type of Organization] (the "Borrower"), and give this opinion pursuant to Section 3.01(d) of the Credit Agreement (364-Day Facility) dated as of March 31, 2009 (the "Credit Agreement"), among the Borrower, [names of other Borrowers under the Credit Agreement], the Banks parties thereto, and Citibank, N.A., as Administrative Agent for said Banks. Terms defined in the Credit Agreement are used herein as therein defined.

I have examined the Credit Agreement; the documents furnished by the Borrower pursuant to Article III of the Credit Agreement; the [Certificate of Incorporation] of the Borrower and all amendments thereto (the "Charter"); and the [bylaws] of the Borrower and all amendments thereto (the "Bylaws"). In addition, I have examined the originals, or copies certified to my satisfaction, of such other corporate records of the Borrower, certificates of public officials, and agreements, instruments and other documents, and have conducted such other investigations of fact and law, as I have deemed necessary or advisable for purposes of this opinion.

In rendering my opinion, I have assumed the due authorization, execution and delivery of each document referred to herein by all parties to such document other than the Borrower.

Based upon the foregoing, and subject to the comments and qualifications set forth below, it is my opinion that:

1. The Borrower is a corporation duly organized, validly existing and in good standing under the laws of the [INSERT APPROPRIATE JURISDICTION] and is duly qualified to transact business and is in good standing as a foreign corporation in every jurisdiction in which failure to

qualify may materially adversely affect (i) the financial condition or operations of the Borrower and its consolidated Subsidiaries taken as a whole or (ii) the ability of the Borrower to perform its obligations under the Credit Agreement and the Notes.

2. The execution, delivery and performance by the Borrower of the Credit Agreement and the Notes to be executed by it are within the Borrower's corporate powers, have been duly authorized by all necessary corporate action, and do not contravene, or constitute a default under (i) the Charter or the Bylaws or (ii) in any material respect, any law, rule or regulation applicable to the Borrower or (iii) any material agreement, judgment, injunction, order, decree or other material instrument binding upon the Borrower.

3. No authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution, delivery and performance by the Borrower of the Credit Agreement and the Notes.

4. The Credit Agreement and the Notes have been duly executed and delivered by a duly authorized officer of the Borrower. Assuming that the Administrative Agent and each Bank party to the Credit Agreement as of the date hereof have duly executed and delivered the Credit Agreement and that each such Bank has notified the Administrative Agent that such Bank has executed the Credit Agreement, the Credit Agreement is, the Notes executed and delivered on or prior to the date hereof are, and any other Notes when executed and delivered pursuant to the terms of the Credit Agreement will be, the legal, valid and binding obligations of the Borrower enforceable against the Borrower in accordance with their respective terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally and by the effect of general principles of equity.

5. There is no pending or, to the best of my knowledge, threatened action or proceeding affecting the Borrower or any of its Subsidiaries before any court, governmental agency or arbitrator, which purports to affect the legality, validity or enforceability of the Credit Agreement or any Note or which is reasonably likely to materially adversely affect (i) the financial condition or operations of the Borrower and its consolidated Subsidiaries taken as a whole or (ii) the ability of the Borrower to perform its obligations under the Credit Agreement and the Notes.

I express no opinion as to (i) Sections 2.13 and 8.05 of the Credit Agreement, insofar as they provide that any Bank purchasing a participation from another Bank pursuant thereto to may exercise set-off or similar rights with respect to such participation or that any Affiliate of a Bank may exercise set-off or similar rights with respect to such Bank's claims under the Credit Agreement or the Notes or (ii) Section 2.12(c), 7.09 or 8.04(c), to the extent that any such section may be construed as requiring indemnification with respect to a claim, damage, liability or expense incurred as a result of any violation of law by a Bank or the Administrative Agent.

I am qualified to practice law in the State of [_____] and do not purport to be an expert on, or to express any opinion concerning, any laws other than the law of the State of [_____], the General Corporation Law of the State of Delaware and the federal law of the United States. Insofar as the opinions expressed in paragraphs 2, 3 and 4 above relate to matters which are governed by the laws of the State of New York, I have assumed for purposes of rendering such opinions that the applicable laws of the State of New York are substantially identical to the laws of the State of [_____].

This opinion is limited to the matters expressly set forth herein, and no opinion is implied or may be inferred beyond the matters expressly set forth herein. The opinions expressed herein are being delivered to you as of the date hereof in connection with the transactions described hereinabove and are solely for your benefit in connection with the transactions described hereinabove and may not be relied on in any manner or for any purpose by any other Person, nor any copies published, communicated or otherwise made available in whole or in part to any other Person without my specific prior written consent, except that you may furnish copies thereof (i) to any of your permitted successors and assigns in respect of the Credit Agreement and the Notes, (ii) to your independent auditors and attorneys, (iii) upon the request of any state or federal authority or official having regulatory jurisdiction over you, and (iv) pursuant to order or legal process of any court or governmental agency.

Very truly yours,

EXHIBIT E

OPINION OF SPECIAL NEW YORK COUNSEL
TO THE ADMINISTRATIVE AGENT

[Closing Date]

To the Banks listed on Exhibit A
hereto and to Citibank, N.A.,
as Administrative Agent

Re: Caterpillar Inc. and Caterpillar Financial Services Corporation (collectively,
the "Borrowers" and individually a "Borrower")

Ladies and Gentlemen:

We have acted as special New York counsel to Citibank, N.A. ("Citibank"), individually and as Administrative Agent, in connection with the preparation, execution and delivery of the Credit Agreement (364-Day Facility) dated as of March 31, 2009 ("Credit Agreement"), among the Borrowers, the Banks party thereto, and Citibank, as Administrative Agent for the Banks. Terms defined in the Credit Agreement are used herein as therein defined.

In that connection, we have examined the following documents:

(1) Counterparts of the Credit Agreement, executed by each of the parties thereto.

(2) The opinion of Joseph H. Currin, internal counsel for Caterpillar Inc. ("Caterpillar), dated as of the date hereof.

(3) The opinion of Bryon L. Koepke, internal counsel for Caterpillar Financial Services Corporation ("CFSC"), dated as of the date hereof.

In our examination of the documents referred to above, we have assumed the authenticity of all such documents submitted to us as originals, the genuineness of all signatures, the due authority of the parties executing such documents, and the conformity to the originals of all such documents submitted to us as copies. We have also assumed that each of the Banks and the Administrative Agent have duly executed and delivered the Credit Agreement with all necessary power and authority (corporate and otherwise).

To the extent that our opinion expressed below involves conclusions as to the matters set forth in the opinions of counsel referred to in items (2) and (3) above, we have assumed without independent investigation the correctness of the matters set forth therein.

Based upon the foregoing examination of documents and assumptions, and subject to the qualifications contained herein, and upon such other investigation as we have deemed necessary, we are of the opinion that the Credit Agreement is, and the Notes executed by each of Caterpillar and CFSC and delivered on or prior to the date hereof are, the legal, valid and binding obligations of each of Caterpillar and CFSC, respectively, enforceable against such Borrower in accordance with their respective terms.

Our opinion above is subject to the following qualifications:

(a) Our opinion above is subject to the effect of general principles of equity (regardless of whether considered in a proceeding in equity or at law), including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing. In applying such principles, a court, among other things, might not allow a creditor to accelerate maturity of a debt upon the occurrence of a default deemed immaterial or might decline to order a debtor to perform covenants. Such principles applied by a court include a requirement that a creditor act with reasonableness and in good faith.

(b) Our opinion above is also subject (i) to the effect of any applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar law affecting creditors' rights generally and (ii) to the effect of any federal or state law, rule or regulation (including any federal or state securities law, rule or regulation) or public policy, to the extent that such law, rule, regulation or public policy limits rights to indemnification.

(c) Our opinion above is limited to the law of the State of New York, and we do not express any opinion herein concerning any other law. Without limiting the generality of the foregoing, we express no opinion as to (i) the effect of the law of any jurisdiction, other than the State of New York, wherein any Bank may be located or wherein enforcement of the Credit Agreement or the Notes may be sought which limits the rates of interest legally chargeable or collectible, or (ii) whether any of the Banks is "doing business" in the State of New York.

(d) We express no opinion as to the effect of the compliance or noncompliance of the Administrative Agent or any of the Banks with any state or federal laws or regulations applicable to any such party because of such party's legal or regulatory status, the nature of such party's business or the authority of any party to conduct business in any jurisdiction.

(e) We express no opinion as to (i) Sections 2.13 or 8.05 of the Credit Agreement, insofar as they provide that any Bank purchasing a participation from another Bank pursuant thereto may exercise set-off or similar rights with respect to such participation or that any Affiliate of a Bank may exercise set-off or similar rights with respect to such Bank's claims under the Credit Agreement or the Notes; (ii) Sections 2.12(c) or 8.04(c) of the Credit Agreement, to the extent that any such section may be construed as requiring indemnification with respect to a claim, damage, liability or expense incurred as a result of any violation of law by a Bank or the Administrative Agent; (iii) the first sentence of Section 8.08(b) of the Credit Agreement, insofar as such sentence relates to the subject matter jurisdiction of the United States District Court to adjudicate any controversy related to the Credit Agreement; or (iv) Sections 8.10 or 8.12, the last sentence of Section 8.08(b) of the Credit Agreement.

This opinion is limited to the matters expressly set forth herein, and no opinion is implied or may be inferred beyond the matters expressly set forth herein. The opinion expressed herein is being delivered to you as of the date hereof in connection with the transactions described hereinabove and is solely for your benefit in connection with the transactions described hereinabove and may not be relied on in any manner for any other purpose and may not be relied on for any purpose by any other person, nor any copies published, communicated or otherwise made available in whole or in part to any other person or entity without our specific prior written consent, except that you may furnish copies thereof (i) to any of your permitted successors and assigns in respect of the Credit Agreement and the Notes, (ii) to your independent auditors and attorneys, (iii) upon the request of any state or federal authority or official having regulatory jurisdiction over you, and (iv) pursuant to order or legal process of any court or governmental agency. The opinion expressed herein is based solely on factual matters in existence as of the date hereof and laws and regulations in effect on the date hereof, and we assume no obligation to revise or supplement this opinion letter to reflect any matters which may hereafter come to our attention, or should such factual matters change or should such laws or regulations be changed by legislative or regulatory action, judicial decision or otherwise.

Very truly yours,

EXHIBIT A
to the Opinion
of Sidley Austin LLP

<u>Banks</u>

Citibank, N.A.
JPMorgan Chase Bank, N.A.
[Banks]

EXHIBIT F-1

COMPLIANCE CERTIFICATE
CATERPILLAR INC.

To: The Banks which are parties to the
        Credit Agreement described below

This Compliance Certificate is furnished pursuant to that certain Credit Agreement (364-Day Facility) dated as of March 31, 2009, as the same may be amended, restated, supplemented or otherwise modified from time to time (the "Agreement") among Caterpillar Inc. and Caterpillar Financial Services Corporation (collectively, the "Borrowers"), the Banks party thereto, and Citibank, N.A., as administrative agent for the Banks. Capitalized terms used and not otherwise defined herein shall have the meanings attributed to such terms in the Agreement.

THE UNDERSIGNED HEREBY CERTIFIES THAT:

1. I am the duly elected _____ of Caterpillar Inc. (the "Borrower").

2. I have reviewed the terms of the Agreement and I have made, or have caused to be made under my supervision, a detailed review of the transactions and conditions of the Borrower and its Subsidiaries during the accounting period covered by the attached financial statements.

3. The examinations described in paragraph 2 did not disclose, and I have no knowledge of, the existence of any condition or event which constitutes an Event of Default with respect to the Borrower during or at the end of the accounting period covered by the attached financial statements or as of the date hereof.

4. As required pursuant to Section 5.03 of the Agreement, the Borrower's Consolidated Net Worth, as of the end of the accounting period covered by the attached financial statements, is not less than an amount equal to 75% of the Borrower's Consolidated Net Worth as of the end of the last fiscal year, as shown below.

a.	Consolidated Net Worth	$_____
b.	75% of Consolidated Net Worth as of the end of the last fiscal year	$_____

        The foregoing certifications and the financial statements delivered with this Certificate in support hereof, are made and delivered this _____ day of _____, 200_.

CATERPILLAR INC.

By:_____
    Name:
    Title:

EXHIBIT F-2

COMPLIANCE CERTIFICATE
CATERPILLAR FINANCIAL SERVICES CORPORATION

To: The Banks which are parties to the
        Credit Agreement described below

This Compliance Certificate is furnished pursuant to that certain Credit Agreement (364-Day Facility) dated as of March 31, 2009, as the same may be amended, restated, supplemented or otherwise modified from time to time (the "Agreement") among Caterpillar Inc. and Caterpillar Financial Services Corporation (collectively, the "Borrowers"), the Banks party thereto, and Citibank, N.A., as administrative agent for the Banks. Capitalized terms used and not otherwise defined herein shall have the meanings attributed to such terms in the Agreement.

THE UNDERSIGNED HEREBY CERTIFIES THAT:

1. I am the duly elected _____ of Caterpillar Financial Services Corporation (the "Borrower").

2. I have reviewed the terms of the Agreement and I have made, or have caused to be made under my supervision, a detailed review of the transactions and conditions of the Borrower and its Subsidiaries during the accounting period covered by the attached financial statements.

3. The examinations described in paragraph 2 did not disclose, and I have no knowledge of, the existence of any condition or event which constitutes an Event of Default with respect to the Borrower during or at the end of the accounting period covered by the attached financial statements or as of the date hereof.

4. As required pursuant to Section 5.04(a) of the Agreement, the Borrower's Leverage Ratio as of the end of the accounting period covered by the attached financial statements, is not greater than 10.0 to 1, as shown below.

(a)	CFSC Consolidated Debt	$_____
(b)	CFSC's Consolidated	
	Net Worth	$_____
	(i) Stockholders' equity	$_____
	(ii) Accumulated Other Comprehensive Income	$_____
(c)	Leverage Ratio (a÷b)	$_____

5. As required pursuant to Section 5.04(b) of the Agreement, the ratio of (1) the Borrower's net earnings before provision for income taxes and Interest Expense to (2) Interest Expense, computed as of the end of the accounting period covered by the attached financial statements, is not less than 1.15 to 1, as shown below.

a.	Net earnings before income taxes and Interest Expense	$_____
b.	Interest Expense	$_____
c.	Ratio of net earnings before income taxes and Interest Expense to Interest Expenses (a÷b)	$_____

The foregoing certifications and the financial statements delivered with this Certificate in support hereof, are made and delivered this _____ day of _____, 200_.

CATERPILLAR FINANCIAL SERVICES
CORPORATION

By:_____
   Name:
   Title:

EXHIBIT 99.2

NOTICE OF BANK ADDITION

Citibank, N.A., as Administrative Agent
for the Banks parties
to the Credit Agreement
referred to below
1615 Brett Rd.
New Castle, Delaware 19720
Attention: Bank Loan Syndications

Citicorp North America, Inc.
233 South Wacker Drive
Chicago, Illinois 60606
Attention: Marianne O'Donnell

Ladies and Gentlemen:

The undersigned, Caterpillar Inc. and Caterpillar Financial Services Corporation (the "Borrowers"), refer to the Credit Agreement (364-Day Facility) dated as of March 31, 2009, as the same may be amended, restated, supplemented or otherwise modified from time to time (the "Credit Agreement," the terms defined therein being used herein as therein defined), among the Borrowers, certain Banks parties thereto, and Citibank, N.A., as Administrative Agent for said Banks, and hereby give you notice, pursuant to Section 2.05(c) of the Credit Agreement that the Borrowers request a Bank Addition, and in that connection set forth below the information relating to such proposed Bank Addition (the "Proposed Bank Addition") as required by Section 2.05(c) of the Credit Agreement:

(i)   The Business Day of the Proposed Bank Addition is April 7, 2009.

(ii)   The name and address of the proposed Added Bank are as follows:

        The Bank of Tokyo-Mitsubishi UFJ, Ltd.
        227 West Monroe, Suite 2300
        Chicago, IL 60606

(iii)   The amount of the Commitment of the proposed Added Bank, after giving effect to the Proposed Bank Addition, would be $75,000,000.

Very truly yours,

CATERPILLAR INC.

By: /s/ Kevin E. Colgan
      Name: Kevin E. Colgan
      Title: Treasurer

CATERPILLAR FINANCIAL
SERVICES CORPORATION

By: /s/ David A. Kacynski
      Name: David A. Kacynski
      Title: Treasurer

ASSUMPTION AND ACCEPTANCE

Dated April 7, 2009

Reference is made to the Credit Agreement (364-Day Facility) dated as of March 31, 2009, as the same may be amended, restated, supplemented or otherwise modified from time to time (the "Credit Agreement") among Caterpillar Inc. and Caterpillar Financial Services Corporation (the "Borrowers"), the Banks (as defined in the Credit Agreement), and Citibank, N.A., as Administrative Agent for the Banks (the "Administrative Agent"). Unless otherwise defined herein, terms defined in the Credit Agreement are used herein with the same meaning.

The Borrowers and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (the "Added Bank") agree as follows:

1.   The Borrowers have requested the Added Bank to become a Bank under the Credit Agreement and to accept and make a Commitment and Commitment under the Credit Agreement in the amounts set forth on Schedule 1 hereto and the Added Bank has agreed to so become a Bank and accept and make a Commitment and Commitment under the Credit Agreement in such amounts. The Added Bank agrees, upon the Effective Date of this Assumption and Acceptance, to purchase a participation in any Revolving Credit Advances which are outstanding on the Effective Date in the amount determined pursuant to Section 2.05(d) of the Credit Agreement.

2.   The Added Bank hereby acknowledges and agrees that neither the Administrative Agent nor any Bank (i) has made any representation or warranty, nor assumed any responsibility, with respect to any statements, warranties or representations made in or in connection with the Credit Agreement, or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement or any other instrument or document furnished pursuant thereto; or (ii) has made any representation or warranty, nor assumed any responsibility, with respect to the financial condition of any Borrower or the performance or observance by any Borrower of any of its obligations under the Credit Agreement or any other instrument or document furnished pursuant thereto.

3.   Following the execution of this Assumption and Acceptance by the Added Bank and the Borrowers, it will be delivered to the Administrative Agent for acceptance by the Administrative Agent. The effective date of this Assumption and Acceptance shall be the date of acceptance thereof by the Administrative Agent, unless a later date therefor is specified on Schedule 1 hereto (the "Effective Date").

4.   Upon such acceptance by the Administrative Agent, as of the Effective Date, (i) the Added Bank shall, in addition to the rights and obligations under the Credit Agreement held by it immediately prior to the Effective Date, if any, have the rights and obligations under the Credit Agreement that have been assumed by it pursuant to this Assumption and Acceptance.

5.   Upon such acceptance by the Administrative Agent, from and after the Effective Date, the Administrative Agent shall make all payments under the Credit Agreement and the Notes, if any, in respect of the Commitment and Commitment assumed hereby (including, without limitation, all payments of principal, interest, Facility Fees and Term Loan Premium with respect thereto) to the Added Bank.

6.   This Assumption and Acceptance shall be governed by, and construed in accordance with, the laws of the State of New York (including Sections 5-1401 and 5-1402 of the General Obligations Laws of the State of New York but otherwise without regard to the conflict of law principles thereof).

IN WITNESS WHEREOF, the Added Bank and the Borrowers have caused this Assumption and Acceptance to be executed by their respective officers thereunto duly authorized, as of the date first above written, such execution being made on <u>Schedule 1</u> hereto.

Schedule 1
to
Assumption and Acceptance

Dated April 7, 2009

Section 1.

   Added Bank's Commitment
after giving effect to this
Assumption and Acceptance: $ 75,000,000

Section 2.

   Effective Date   April 7, 2009

Section 3.

                         The Bank of Tokyo-Mitsubishi UFJ, Ltd.
                         227 West Monroe, Suite 2300
                         Chicago, IL 60606
                         Attention: Alex Lam
                         Phone: (312) 696-4662
                         Fax: (212) 782-6440
                         with a copy to (312) 696-4535
   Domestic Lending Office

                         The Bank of Tokyo-Mitsubishi UFJ, Ltd.
                         227 West Monroe, Suite 2300
                         Chicago, IL 60606
                         Attention: Alex Lam
                         Phone: (312) 696-4662
                         Fax: (212) 782-6440
   Eurocurrency Lending Office   with a copy to (312) 696-4535

CATERPILLAR INC.

By: */s/ Kevin E. Colgan*
       Name: Kevin E. Colgan
       Title: Treasurer

CATERPILLAR FINANCIAL
SERVICES CORPORATION

By: */s/ David A. Kacynski*
       Name: David A. Kacynski
       Title: Treasurer

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

By: */s/ Alex Lam*
       Name: Alex Lam
       Title: Vice President and Manager

Accepted this 7th day
of April, 2009

CITIBANK, N.A.

By: */s/ Kevin A. Ege*
       Name: Kevin A. Ege
       Title: Vice President